07027077

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PT Multimedia

*CURRENT ADDRESS Av. 5 de Outubro, no. 208
Lisbon, Portugal

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

FILE NO. 82- 5059 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT: 10/3/07

082-05059

PT Multimedia

AR/S
12-31-06

Consolidated Report '06

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
A publicly-held Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Share capital: €30,909,682.80
Entered in the Trade Registry of Lisbon and Corporation no. 504 453 513

KEY DATA

Euro Million	2006	2005	y.o.y
Operating revenues	666.5	628.5	6.1%
Pay TV and broadband Internet (stand alone)	591.1	553.0	6.9%
Operating costs excluding D&A	455.4	433.2	5.1%
EBITDA [1]	211.1	195.3	8.1%
Income from operations [2]	108.6	133.4	(18.6%)
Net income	71.1	111.7	(36.3%)
Capex [3]	132.8	185.5	(28.4%)
Capex as % of revenues	19.9%	29.5%	(9.6pp)
EBITDA minus capex	78.3	9.8	n.m.
Net debt	226.8	170.6	32.9%
EBITDA margin [4] (%)	31.7%	31.1%	0.6pp
Net debt / EBITDA (x)	1.1	0.9	0.2x
EBITDA /net interest (x)	25.2	31.8	(6.5x)

(1) EBITDA = Income from operations + Depreciation and amortisation
(2) Income from operations = Income before financials and income taxes + Work force reduction costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income
(3) Capex = Capital expenditure (excluding goodwill)
(4) EBITDA margin = EBITDA / operating revenues.

Operating revenues amounted to Euro 666 million in 2006, an increase of 6.1% y.o.y, mainly as a result of the growth in Pay-TV and Broadband Internet revenues. In 4Q06, operating revenues rose by 12.4% to Euro 177 million, underpinned by the growth in Pay-TV (29 thousand net additions vs. minus 6 thousand in 4Q05) and Broadband Internet (13 thousand net additions vs 7 thousand in 4Q05) subscriber base and ARPU (+7.4%).

EBITDA amounted to Euro 211 million in 2006, an increase of 8.1% y.o.y and equivalent to an EBITDA margin of 31.7%.

Net income in 2006 totalled Euro 71 million, which compares to Euro 112 million in 2005. In 2005, the net income included a gain net of taxes of Euro 18 million related to the disposal of Lusomundo Media. In 2006, the net income was negatively impacted by an adjustment of Euro 8 million to deferred tax assets in connection with a reduction in the nominal tax rate from 27.5% to 26.5% beginning in January 2007, and also by a one-off charge, net of taxes, of Euro 4 million to adjust the book value of certain fixed assets.

Capex amounted to Euro 133 million in 2006, a decrease of 28.4% y.o.y over the previous year. Capex primarily included investments in connection with the launch of voice services, additional homes passed, restructuring of the architecture of the access network to provide fibre to the hub in order to allow for greater bandwidth, the purchase of usage rights for an additional satellite transponder, acquisition of terminal equipment as part of the digitalisation programme and the acquisition of a Portuguese movie catalogue.

EBITDA minus Capex in 2006 amounted to Euro 78 million, equivalent to 11.7% of operating revenues, an increase of Euro 68 million over the Euro 10 million generated in 2005, reflecting the positive impact of EBITDA growth of Euro 16 million and the decrease in capex of Euro 53 million.

Net debt amounted to Euro 227 million at the end of December 2006, an increase of Euro 56 million as from the end of 2005, mainly as a result of the dividends paid by PT Multimedia in the first half of 2006 amounting to Euro 85 million, which were offset by free cash flow of Euro 31 million generated in 2006.

CORPORATE BODIES

Officials of the General Meeting of Shareholders[1]

Chairman Jorge Luís Seromenho Gomes de Abreu
Secretary Nuno Maria Macedo Alves Mimoso

Members of the Board of Directors[2]

Chairman Henrique Manuel Fusco Granadeiro[3]

Executive Commitee

Chairman Zeinal Bava
Members Manuel Francisco Rosa da Silva[4]
Francisco José Meira da Silva Nunes[5]
Duarte Maria de Almeida e Vasconcelos Calheiros
Pedro Humberto Monteiro Durão Leitão

Non-executive Members

Manuel Fernando Moniz Galvão Espírito Santo Silva
António Domingues
José Pedro Sousa de Alenquer
Joaquim Aníbal Brito Freixial de Goes
Luís João Bordalo da Silva

Statutory Sole Supervisor

In Office Ascenção, Gomes, Cruz & Associado – SROC,
Represented by Mário João de Matos Gomes

Alternate Pedro Matos Silva, Garcia Júnior, P. Caiado & Associados – SROC,
Represented by Pedro João Reis de Matos Silva

1 The Chairman of the General Meeting of the Shareholders, Jorge Luís Seromenho Gomes Abreu, was appointed at the Annual General Assembly of 2006, which took place on 19 April 2006, following the resignation of former Chairman of the General Meeting of Shareholders Dr. Miguel Galvão Teles. However, due to incompatibilities in accordance with Article 414-A of the Commercial Organizations Code, which preclude Chairman of the General Meeting Dr. Jorge Luís Seromenho Gomes Abreu and Secretary of the General Meeting of Shareholders Dr. Nuno Maria Macedo Alves Mimoso from holding those positions, substitutes for these officials will be proposed at the Annual General Meeting to be held in 2007.

2 In 2006, the following directors ended their service to the Company: Miguel António Igrejas Horta e Costa, Luís Miguel da Fonseca Pacheco de Melo, José Manuel de Morais Briosa e Gala, José Augusto Castelhano Nunes Egreja and Carlos Alpoim Vieira Barbosa.

3 In light of the resignation of Chairman of the Board of Directors Miguel António Igrejas Horta e Costa, the Board of Directors resolved that the functions of the Chairman of the Board of Directors would be exercised on an interim basis by Director Henrique Manuel Fusco Granadeiro until the election of the new Chairman, which should occur at the next General Meeting of Shareholders.

4 This director replaced former director Luís Miguel da Fonseca Pacheco de Melo.

5 This director replaced former director José Manuel de Morais Briosa de Gala.

PT MULTIMEDIA SIMPLIFIED STRUCTURE


PT Multimedia
Pay-TV and Broadband Internet
TV Cabo Portugal 100%
Cabo TV Madeirense 71.14%
Cabo TV Açoreana 83.82%
PT-Conteúdos 100%
Sport TV Portugal 50.00%
Lisboa TV 40.00%
Audiovisuals
Lusomundo Audiovisuais 100%
Cinema Exhibition
Lusomundo Cinemas 100%

MANAGEMENT REPORT

2006 Events and Recent Developments

Shareholder remuneration

- On 19 April 2006, PT Multimedia's Shareholders approved at the AGM the payment of a cash dividend of Euro 0.275 per share for the year ending 31 December 2005, representing an increase of 10% over the previous year. The dividend was paid on 17 May 2006, totalling Euro 85 million.

Corporate Developments

- On 7 February 2006, Sonaecom, SGPS, S.A. and Sonaecom-B.V. (referred to collectively herein as "Sonaecom") made a preliminary announcement of an unsolicited public tender offer for the share capital of PT Multimédia. The offer price was Euro 9.03 per share, and the tender offer was subject to (i) registration of the tender offer with the Portuguese Securities Commission (*Comissão do Mercado de Valores Mobiliários*), (ii) receipt of the approvals and authorizations required under applicable Portuguese or foreign law, (iii) upon the launch of the public tender offer for the share capital of Portugal Telecom, SGPS, S.A., following the preliminary announcement of such tender offer published by Sonaecom on 6 February 2006, that all conditions to that offer be met and, therefore, that Sonae SGPS and/or Sonaecom become the holders of more than 50% of the votes attributable to the share capital of PT Multimédia.
- On 6 March 2006, PT Multimedia released a report of the Board of Directors regarding the tender offer preliminarily announced by Sonaecom. In this report, the Board of Directors of PT Multimedia, having carefully reviewed the draft tender offer announcement and the draft prospectus of Sonaecom (referred to herein as the "Offer Documents"), expressed its belief that the tender offer undervalued the Company, did not reflect the strong strategic position and attractive future prospects of PT Multimedia and, therefore, was not in the best interest of shareholders. The Board of Directors of PT Multimedia recommended that shareholders not accept the tender offer based on the following arguments: (i) the tender offer of Sonaecom undervalued PT Multimédia and did not attempt to offer shareholders a fair price for their shares, (ii) Sonaecom characterised the tender offer as mandatory but was avoiding the minimum offer price required under the Portuguese Securities Code (*Código dos Valores Mobiliários*), which is expected to be higher than the offer price, and (iii) Sonaecom presented neither a strategy nor objectives or goals for PT Multimedia in the Offer Documents.

- On 3 August 2006, PT's Board of Directors announced its intention to spin off its 58.43% interest in PT Multimedia. The implementation of this proposal is subject to PT's Shareholders approval at a General Meeting to be called for that purpose.

New Services

- On 15 March 2006, PT Multimedia further enhanced its Funtastic Life digital offer by launching radio service, providing its digital customers access to 13 radio stations. This new service broadens TV Cabo's digital offer functionalities, which already include pay-per-view, multi-camera, multiplexed games, electronic TV guide, programming and replay services.

- On 10 April 2006, PT Multimedia and TMN launched a mobile TV service - Mobile TV by TV Cabo – allowing TMN customers access to 21 channels provided by PT Multimedia, including news, music and sports.

- On 25 May 2006, PT Multimedia, in partnership with TMN, launched a push mail feature, allowing its broadband customers to access their e-mail in real time on their Smartphone or Pocket PC. PT Multimedia was the first ISP to provide this functionality in Portugal.

- On 30 June 2006, PT Multimedia's Cinema Exhibition division introduced in partnership with TMN, the first mobile ticketing service in Portugal, allowing customers to receive their movie tickets by SMS on their mobile phones.

- On 20 September 2006, PT Multimedia enhanced its position as the most innovative ISP in Portugal by being the first ISP to lift the traffic limits on its 4Mbps and 8Mbps products.

- On 10 November 2006, PT Multimedia's launched a 24Mbps Internet access product, positioning Netcabo as the fastest broadband service in the Portuguese market. Simultaneously, the broadband portfolio was updated with the launch of a 1Mbps product and the doubling to 8Mbps of the download speed of the Netcabo standard broadband product ("Netcabo Mega Plus").

- On 23 January 2007, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator - "3 Play". The bundled triple play offer comprises Pay-TV, broadband Internet and telephony. The up-selling of voice services to existing broadband customers is expected to allow TV Cabo to further grow ARPU, increase broadband penetration, reduce churn and better segment its offers to meet customer demands.

Share Capital

- On 11 May 2006, following the decision taken at the Annual General Meeting of Shareholders on 19 April, PT Multimedia announced the execution of a public deed for a share capital increase in the amount of Euro 173,094,223.68 through the incorporation of share issuance premiums, legal reserves and share cancellation special reserve. As a result, its share capital was increased to Euro 250,368,430.68. The share capital was carried out through an increase in the par value of all shares representing the share capital of PT Multimedia by Euro 0.56, the par value of each share becoming Euro 0.81.

- On 11 September 2006, following the decision taken at the Annual General Meeting of Shareholders on 19 April and after receiving judicial approval, PT Multimedia executed the public deed for the approved share capital reduction of Euro 219,458,747.88 to Euro 30,909,682.80, through the release of excess capital by the creation of free reserves in the amount of the reduction. The reduction was carried out through a reduction in the par value of all shares representing the share capital of PT Multimedia shares, the par value of each share becoming Euro 0.10.

Corporate Bodies

- On 19 April 2006, PT Multimedia's Shareholders ellected Jorge Luís Seromenho Gomes de Abreu as Chairman of the General Meeting of Shareholders to complete the current term for three-year period from 2004 to 2006.

- On 19 April 2006, PT Multimedia's Shareholders approved the reduction of the size of the Board of Directors to 13 members.

- On 17 May 2006, PT Multimedia announced the new composition of its Board of Directors and Executive Committee:

Board of Directors

Chairman:	Henrique Manuel Fusco Granadeiro
Members:	Zeinal Bava
	Manuel Rosa da Silva
	Francisco Nunes
	Duarte Calheiros
	Pedro Leitão
	Manuel Fernando Espírito Santo Silva
	António Domingues
	José Pedro Sousa de Alenquer
	Joaquim Freixial de Goes
	Luís Bordalo da Silva

Executive Committee

Chairman	Zeinal Bava
Members	Manuel Rosa da Silva
	Francisco Nunes
	Duarte Calheiros
	Pedro Leitão

Business Performance

Shareholder remuneration

Since 2003, PT Multimedia has made shareholder remuneration a priority by means of dividends and its share buyback program, in order to provide shareholders returns that are among the highest in the Portuguese market.

PT Multimedia remunerated its shareholders with dividends for the first time in 2004. In 2005, it distributed Euro 77.3 million in dividends, bolstering its shareholder remuneration by implementing a share buyback program totalling Euro 91.5 million, evidence of its commitment to maintain shareholder remuneration at attractive levels.

In 2006 a per share dividend of Euro 0.275 was distributed, representing a 10% increase over the previous year.

Owing to favourable financial and operating performance, as well as an encouraging outlook for the future, PT-Multimedia has been able to reinforce its commitment to a progressive dividend policy. Accordingly, the Board of Directors voted to propose to the 2006 General meeting that a per-share dividend of Euro 0.30 be distributed, representing a 9% increase over the previous year.

PT Multimedia Share Performance

PT Multimedia shares were quoted at Euro 9.76 on December 31, 2006, representing a 1.14% increase for the year. In the beginning of 2007, PT Multimedia's share price increased significantly. On 16 March 2007, PT Multimedia shares were listed at Euro 10.92, a 11.9% increase from the end of 2006.

In 2006, a total of 46 million shares of PT Multimedia were traded, for an average of some 177 thousand shares per trading session.


Change in Share Price of PT Multimedia
(2006)
Closing Price
Volume
13.00
12.00
11.00
10.00
9.00
8.00
7.00
6.00
2,800,000
2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
30-Dec
28-Feb
29-Apr
28-Jun
27-Aug
26-Oct
25-Dec
Closing Price
Volume

At the end of 2006, PT Multimedia was the ninth-ranked company in the PSI-20 Index, with a capitalization of Euro 3 billion.

Business Performance

Pay TV and Broadband Internet

Operating Highlights	2006	2005	y.o.y
Homes passed ('000)	2,852	2,666	7.0%
Bi-directional (broadband enabled)	2,770	2,547	8.7%
Pay-TV customers (1,2) ('000)	1,480	1,479	0.1%
Pay-TV net additions ('000)	1	30	n.m.
Premium subscriptions (2) ('000)	780	774	0.7%
Pay to basic ratio (%)	52.7%	52.4%	0.4pp
Cable broadband accesses ('000)	362	348	3.9%
Cable broadband net additions ('000)	14	43	n.m.
Blended ARPU (Euro)	29.1	27.6	5.7%

(1) These figures are related to the total number of Pay-TV basic customers, including the cable and satellite platforms. PT Multimedia offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as "Try and Buy" promotions.

In 2006, the positioning and brand awareness associated with of PT Multimedia's Pay-TV and Broadband Internet brands "TV Cabo" and "Netcabo", respectively, were enhanced further with the success of the advertising campaigns launched throughout the year, but especially in the third and fourth quarters of 2006. PT Multimedia's cable subsidiary, TV Cabo, posted strong growth in the fourth quarter of 2006, reinforcing its competitive position in the Portuguese Pay-TV and Broadband Internet markets.

TV Cabo continued to invest in the expansion and upgrade of its network during 2006. The implementation of the "fibre to the hub" access network architecture in the greater Lisbon area was concluded, and five high-capacity optical fibre rings are now fully functional. The number of homes passed at the end of the year increased by 7.0% y.o.y. to 2,852 thousand. At present, 97.1% of homes passed are bi-directional and therefore broadband enabled, over 90% are digital TV-enabled and 80% are VoIP-compliant. TV Cabo completed the digitalisation programme of its set top boxes during the first half of 2006, with the total number of digital set top boxes reaching 682 thousand at the end of December 2006.

Pay-TV customers reached 1,480 thousand at the end of December 2006, with 1thousand net additions in 2006. In 2006, Pay-TV customer's growth was negatively impacted by the challenging economic conditions and outlook of the economy, which reduced demand for pay-TV services. As from 3Q06 there was a recovery in subscribers, reflecting a significant decrease in churn, essentially related to anti-piracy measures implemented during 2006 and significant improvements in the quality of service provided by TV Cabo. In 4Q06, Pay-TV net additions reached 29 thousand, as compared to negative net additions of 6 thousand in the same period last year.

Pay-TV Net Additions [Thousand]



-6
-7
-28
7
29
4Q05
1Q06
2Q06
3Q06
4Q06

In 2006, "TV Cabo Funtastic Life", TV Cabo's 65 channel digital package, performed strongly and continued to drive new customer additions as well as ARPU expansion through the upgrade of the existing customer base. The digital package reached 270 thousand subscribers by the end of December 2006, with 160 thousand net additions in 2006 (48 thousand net additions in 4Q06).

Digital Package Subscribers [Thousands]
Digital Package Penetration [% of Pay TV Subscribers]


7.5%
11.1%
13.6%
15.4%
18.3%
110
164
197
222
270
4Q05
1Q06
2Q06
3Q06
4Q06

Premium subscriptions reached 780 thousand at the end of December 2006, equivalent to a pay-to-basic ratio of 52.7%. The take-up of movie and children premium content continues to be impacted by weaker macroeconomic conditions, but Sport TV (premium sports content) posted a strong performance in 2006. Sport TV reached 474 thousand subscriptions at year end, with 64 thousand net additions in 2006 (38 thousand net additions in 4Q06). This performance reflects the quality and variety of the Sport TV offer and also the anti-piracy measures that have been implemented. Currently, "Sport TV 1" and "Sport TV 2" broadcast all major European football premier leagues: Portuguese, English, Spanish, Italian and French. Additionally, these channels cover the UEFA Champions League and a comprehensive offer of other sports, including: basketball (NBA), handball, volleyball, tennis, rugby, and motor sports. During 2007, Sport TV will further improve its content offer with the exclusive rights to broadcast the Formula One Championship in Portugal.

Sport TV Subscribers [Thousands]
Sport TV Penetration [% of Pay TV Subscribers]


27.7%
28.3%
29.7%
30.0%
32.0%
410
416
429
436
474
4Q05
1Q06
2Q06
3Q06
4Q06

In 2006, broadband Internet customers increased by 3.9% y.o.y to 362 thousand, with net additions improving sequentially to 13 thousand subscribers in 4Q06. TV Cabo launched a 24Mbps product, positioning Netcabo as the fastest broadband service in the Portuguese market. Simultaneously, the broadband portfolio was updated with the launch of a 1Mbps product and the doubling to 8Mbps of the download speed of the Netcabo standard broadband product ("Netcabo Mega Plus").

Broadband Internet Net Additions [Thousands]


7
3
-8
5
13
4Q05
1Q06
2Q06
3Q06
4Q06

Overall, Pay TV and broadband Internet services generated ARPU of Euro 29.1 in 2006, a 5.7% y.o.y increase. On a quarterly basis, blended ARPU reached Euro 29.5 in 4Q06, an increase of 7.4% y.o.y, reflecting mainly the strong take-up of the digital package and the increase in Sport TV premium subscriptions.

ARPU Breakdown [€/month]


27.5
1.2
1.0
-0.1
0.0
29.5
4Q05
Basic
Premium
Broadband
Terminal Equipment
4Q06

On 23 January 2007, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator - "3 Play". The bundled triple play offer comprises Pay-TV, broadband Internet and telephony. The up-selling of voice services to existing broadband customers is expected to allow TV Cabo to further grow ARPU, increase broadband penetration, reduce churn and better segment its offers to meet customer demands.

The service will be available to customers that, in addition to Pay TV services, also have a flat fee cable broadband subscription. The service will be initially marketed to customers of the 8Mbps cable broadband subscription. The price of the telephony service for these customers will be Euro 9.99 (including VAT) per month and will include unlimited national fixed line calling.

TV Cabo has made significant investments in the improvement of its network, both in terms of its architecture and infrastructure. These investments have allowed the improvement in customer care service, introduction of additional content and new functionalities in Pay-TV, and more recently the launch of telephony services. As previously indicated, currently 80% of the TV Cabo network is enabled to provide telephony service and, by the end of 2007, network coverage for this service should increase to approximately 90%.

Audiovisuals and Cinema Exhibition

After the 6.1% decrease in 2005, U.S. box office receipts increased 4.2% in 2006 due, on the one hand, to the release of blockbusters like "The Da Vinci Code" and "Pirates of the Caribbean 2" and, on the other hand, by the release of a more consistent mix of secondary films: the 50th-ranked film in the box office in 2006 brought in U.S.$59.9 million, compared to U.S.$53.4 million generated by the film in this position in 2005.

In Portugal, according to ICAM data, box offices receipts, which had decreased by 6.3% in 2005, increased 3% in 2006, reflecting a 4% increase in tickets sold. This 3% increase corresponds to an increase in box office receipts of Euro 2 million, of which approximately Euro 0.8 million were due to the three most seen films ("The Da Vinci Code," "Pirates of the Caribbean 2" and "Ice Age 2"). The increase in the number of films released by distributors (284 in 2006, compared to 267 in 2005), aimed at broadening the offer and capturing a wider audience, also contributed to the growth.

This positive evolution in 2006 could have been even higher if certain films had been released in 2006 that under normal circumstances would have been released in that period ("Apocalypto" and "Babel"), which generated significant revenues and caused box office receipts in January 2007 to be abnormally high, i.e., 18.3% higher than in 2006.

In the area of distribution, PT Multimedia reinforced its position in the market, increasing its share from 46.3% in 2005 to 50% in 2006, primarily due to the launch of a significant number of films with high potential (in 2006, PT Multimedia had 13 of the top 20 most seen films, compared to 10 films in 2005) and the increase in the number of films released (122 films in 2006 compared to 95 in 2005).

In the area of film exhibition, PT Multimedia continued its policy of rigorous analysis of the market, seeking opportunities for expansion and increased profitability of its business. As a result, PT Multimedia closed 4 unprofitable cinemas and opened 23 new cinemas in high population density areas. At the end of 2006, PT Multimedia had 86 film complexes, with a total of 195 screens.

PT Multimedia's actions in the area of film exhibition were characterized by the steady improvement in the quality of its services: three complexes were renovated, improvements in ticket purchasing systems were introduced (with the innovation of the launch of the M-Ticket in collaboration with TMN), and the first cinema in Portugal equipped for 3D digital exhibition was opened, using the most up-to-date digital exhibition standards.

In 2006, the number of tickets sold in Portugal increased 10.7%, reaching 8,026 thousand tickets. In terms of exhibition receipts, PT Multimedia reinforced its leadership position, increasing its share of the market by 1.8 percentage points from 2005 to 48.6% in 2006.

The performance of the home video market in Portugal is similar to that seen in other countries. For the market as a whole, 2006 continued to be affected by the changes in the marketing of material from the Dreamworks catalogue following the acquisition of its live action film production division by Paramount. In 2007, films from the Dreamworks catalogue now incorporated in the Paramount catalogue will be marketed in Portugal by PT Multimedia.

Analysis of Consolidated Results

The following analysis should be read together with the consolidated financial statements and accompanying notes thereto.

Since January 1, 2005, PT-Multimédia's consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union and applicable to companies listed on European Union stock exchanges. Accordingly to "IFRS 1 – First-Time Adoption of International Financial Reporting Standards" was applied, with January 1, 2004 being the transition date for presenting these financial statements.

As a result of the decision to sell Lusomundo Serviços (PT Multimedia's print media and radio programming business), this segment is presented in the consolidated financial statements as discontinued operations until the effective date of the sale (25 August 2005), in accordance with IFRS.

In 2005, PT Multimedia changed the method for consolidating Sport TV, a 50%-owned company of PT Conteúdos, from the equity method to the proportional method. This was a result of the increase in PT Multimedia's participation in the company from 33.3% to 50%, as well as the fact that it is jointly managed with the other shareholder.

Consolidated Income Statement

Euro Million	2006	2005	y.o.y
Operating revenues	**666.5**	**628.5**	**6.1%**
Pay-TV and Broadband Internet	590.9	551.7	7.1%
Audiovisuals	31.8	35.0	(9.1%)
Cinema Exhibition	43.4	40.1	8.2%
Other	0.4	1.7	(77.8%)
Consolidated operating costs, excluding D&A	**454.0**	**432.4**	**5.1%**
Wages and salaries	40.0	43.9	(9.0%)
Direct costs	203.0	201.3	0.8%
Programming costs	149.0	138.3	7.7%
Other direct costs	54.0	63.0	(14.2%)
Costs of products sold	16.8	13.2	27.3%
Marketing and publicity	18.3	20.3	(9.8%)
Support services	54.2	40.3	34.5%
Supplies and external expenses	105.6	102.2	3.3%
Provisions	13.6	9.9	36.9%
Taxes other than income taxes	1.3	0.8	62.5%
Other operating costs	2.5	1.2	n.m.
EBITDA (1)	**211.1**	**195.3**	**8.1%**
Depreciation and amortisation	102.5	61.9	65.5%
Income from operations (2)	**108.6**	**133.4**	**(18.6%)**
Other expenses (income)	**(2.4)**	**(1.6)**	**46.8%**
Work force reduction programme costs	1.3	0.0	n.m.
Net losses/(gains) on disp. of fixed assets	0.4	0.1	n.m.
Net other income	(4.1)	(1.7)	n.m.
Income before financ. & inc. taxes	**110.9**	**135.0**	**(17.8%)**
Financial expenses (income)	**7.8**	**0.8**	**n.m.**
Net interest expenses	8.4	6.1	36.1%
Net foreign currency exchange losses (gains)	(0.4)	0.7	n.m.
Equity in losses (earnings) of affiliates	(0.4)	(3.5)	n.m.
Net other financial expenses/(income)	0.2	(2.5)	n.m.
Income before income taxes	**103.2**	**134.2**	**(23.1%)**
Income taxes	(29.1)	(35.2)	(17.4%)
Income from continued operations	**74.1**	**99.0**	**(25.1%)**
Income from discontinued operations	0.0	14.1	n.m.
Income applicable to minority interests	(3.0)	(1.4)	n.m.
Consolidated net income	**71.1**	**111.7**	**(36.3%)**

(1) EBITDA = Income from operations + Depreciation and amortisation
(2) Income from operations = Income before financials and income taxes + Work force reduction costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income

Operating Revenues

Operating revenues increased by 6.1% y.o.y to Euro 666 million in 2006, primarily reflecting the increase in Pay-TV and broadband Internet revenues.

Euro Million	2006	2005	y.o.y
Pay-TV and Broadband Internet	591.1	553.0	6.9%
Audiovisuals	52.6	53.4	(1.5%)
Cinema Exhibition	43.7	40.1	8.9%
Other and Eliminations	(20.9)	(18.1)	15.4%
Consolidated operating revenues	**666.5**	**628.5**	**6.1%**

In 2006, Pay-TV and broadband Internet accounted for 88.7% of PT Multimedia's consolidated operating revenues. Operating revenues in the Pay-TV and broadband Internet business increased by 6.9% y.o.y to Euro 591 million in 2006, with service revenues increasing 6.4% y.o.y to Euro 571 million and equipment sales and other operating revenues increasing by 23% y.o.y to Euro 19 million. The increase in equipment sales in 4Q06 is related to the centralisation of the purchasing of satellite set top boxes to allow for better control of the logistics process.

In 2006, operating revenues in the Audiovisuals business remained broadly flat y.o.y at Euro 53 million, with the increase in revenues from exhibition and broadcasting rights partially offsetting the decrease in revenues from Video/DVD sales.

Operating revenues in the Cinema Exhibition business increased by 8.9% in 2006 to Euro 44 million due to the increase of 10.7% in cinema tickets sold during the year, which resulted in part from the opening of new cinemas and also from a larger number of movie releases, improved marketing and broadening of the range of services provided to customers.

The difference in the growth rates of stand-alone revenues and the contribution to consolidated revenues of the audiovisuals business is related to the lower sales of video/DVDs which in the standalone revenues are offset by higher intra-group revenues, namely cinema exhibition and broadcasting rights.

EBITDA

EBITDA increased by 8.1% y.o.y in 2006 to Euro 211 million, primarily due to the increase in ARPU (+5.7%) of the Pay TV and Broadband Internet business. In 2006, EBITDA growth was still affected by higher operating costs in the Pay TV and Broadband Internet business, primarily as result of the launching of the new digital service, "TV Cabo Funtastic Life", and the investments made to improve the overall quality of service: (1) call centres and back office capacity increases; (2) higher outsourcing costs related to the roll out of the new information systems; and (3) higher servicing costs relative to the take-up of broadband and digital Pay-TV services.

Consolidated Operating Costs

Consolidated operating costs, excluding depreciation and amortisation, amounted to Euro 455 million in 2006, an increase of 5.1% y.o.y over the previous year, primarily as a result of the increase in programming costs and support services expenses.

Wages and salaries decreased by 9.0% y.o.y to Euro 40 million in 2006, primarily due to the work force reductions that have already been made at PT Multimedia and the transfer of certain employees to PT PRO (Portugal Telecom's shared services unit responsible for all back office functions for the PT Group in Portugal). Wages and salaries represent 6.0% of consolidated operating revenues.

Direct costs, which include programming and other direct costs, remained broadly stable in 2006, amounting to Euro 203 million. This cost item represented 30.5% of consolidated operating revenues. Programming costs, which are the main component of direct costs, increased by 7.7% y.o.y. to Euro 149 million in 2006, mainly as a result of: (1) the growth in Sport TV costs due to the price increases and the rise in Sport TV subscribers during the year, and (2) the launch of new channels in the second and third quarters of 2005, namely the additional channels included in the digital package and the "Lusomundo Happy" premium movie channel. The decrease in other direct costs is mainly due to the reduction in telecommunications costs.

Cost of products sold increased by 27.3% y.o.y to Euro 17 million in 2006, mainly due to the Euro 5 million increase in the fourth quarter of 2006 resulting from the increase in sales of terminal equipment in connection with the changes in the logistics process of terminal equipment described in the "Operating Revenues" section.

Marketing and publicity expenses decreased by 9.8% y.o.y to Euro 18 million in 2006, due to a rigorous control of marketing expenditures over the year, although the positioning of the "TV Cabo" and "Netcabo" brands were significantly enhanced with the advertising campaigns undertaken in the third and fourth quarter of 2006, which contributed to increased brand awareness.

Support services costs (including outsourcing services related to information systems, call centres and logistics) rose by 34.5% y.o.y in 2006 to Euro 54 million. This increase reflects: (1) the investment made in call centres aimed at improving the quality of service; (2) higher servicing costs relative to the take-up of broadband and digital Pay-TV services; (3) higher outsourcing costs related to information systems and back-office services, and (4) higher outsourcing costs related to accounting and administrative services in connection with the transfer of certain employees to PT PRO, offset by a corresponding reduction in wages and salaries. Support services expenses accounted for 8.1% of consolidated operating revenues.

Supplies and external expenses increased by 3.3% y.o.y. to Euro 106 million in 2006 and primarily includes commissions, rentals, maintenance and repairs, installation and disconnection costs, specialized works and communication expenses. The increase in this item is primarily related to the increase in commissions as a consequence of the rincrease in commercial activity in the third and fourth quarters. The remaining components of this cost item generally decreased, reflecting the continuous effort to control structural costs. This caption represented 15.8% of consolidated operating revenues in 2006.

Provisions in the full year 2006 increased by Euro 4 million to Euro 14 million. The increase in this caption, which represented 2.0% of consolidated operating revenues, is primarily related to the increase in provisions for doubtful receivables.

Depreciation and amortization costs rose by 65.5% y.o.y to Euro 103 million in 2006. This item, which accounted for 15.4% of consolidated operating revenues, increased primarily due to a higher level of capex in 2005 and in the first half of 2006, including: (1) the leasing of three additional transponders; (2) the long-term telecommunications contract signed in the fourth quarter of 2005, which incorporates the new network architecture; (3) the roll-out of new homes passed; (4) the roll out of set-top-boxes related to the digitalization programme; and (5) the investment in new information systems.

Net Income

Work force reduction costs totalled Euro 1.3 million in 2006, in connection with the reduction of 20 employees during the year.

Net other income totalled Euro 4 million in 2006, as compared to Euro 2 million in previous year. In 2006, this caption includes: (a) a gain of Euro 8 million related with the partial reversal of a provision for contingencies on the disposal of Lusomundo Media (Euro 18 million) in connection with the settlement with the acquirer of the indemnities considered in the sale and purchase agreement; and (b) a one-off charge of Euro 6 million to adjust the book value of certain assets.

Net interest expenses increased by Euro 2 million to Euro 8 million in 2006, and include interest related with the financial commitments regarding long-term telecommunications contracts (Euro 2 million in 2006) and transponders (Euro 5 million in 2006 versus Euro 4 million in the previous year).

Equity in earnings of affiliated companies reached Euro 0.4 million in 2006 as compared to Euro 3.5 million in 2005. In 2006, this item primarily included PT Multimedia's share in the results of Octal TV (loss of Euro 1 million) and Lisboa TV (gain of Euro 1.3 million).

Income taxes amounted to Euro 29 million in 2006, as compared to Euro 35 million in 2005. In 2006, this caption includes an additional cost of Euro 8 million related to the impact of an adjustment to the value of deferred tax assets in connection with a reduction in the nominal tax rate from 27.5% to 26.5% beginning in January 2007, and also by the initial recognition of deferred tax assets at Sport TV amounting to Euro 3 million. Excluding these impacts, the effective tax rate in 2006 would have been 23.3%, primarily due to (1) the reduction in the provision for indemnities relating to the disposal of Lusomundo Media that is taxable at a 50% reduction in accordance with Portuguese law, and also from the (2) use by PT Multimedia in 2006 of tax credits originated in the previous years that had not been previously recorded as deferred tax assets.

Income from discontinued operations includes the results of companies that have been disposed during the reportable periods. Having announced the disposal of Lusomundo Media in February 2005, this business was reported as a discontinued operation in the consolidated income statement for the year 2005 in accordance with IFRS rules. As a result, the earnings of this company were included in this caption until the effective date of the disposal occurred on 25 August 2005.

Income attributable to minority interests increased from Euro 1.4 million in 2005 to Euro 3.0 million in 2006, including mainly the income applicable to the minority interests in Cabo TV Madeirense and Cabo TV Açoreana, the operating subsidiaries of PT Multimedia in the Madeira and Azores islands, respectively.

Net income in 2006 totalled Euro 71 million, which compares to Euro 112 million in 2005. In 2005, net income included a gain net of taxes of Euro 18 million related to the disposal of Lusomundo Media. In 2006, net income was negatively impacted by: (1) a one-off charge net of taxes of Euro 4 million to adjust to the book value of certain fixed assets, and (2) a reduction in deferred tax assets of Euro 8 million as further described above.

CAPEX

Euro Million	2006	2005	y.o.y
Pay-TV and Broadband Internet infrastructure	46.0	31.2	47.5%
Terminal equipment	22.5	18.8	20.1%
Transponders	19.0	33.4	(43.2%)
Other [1]	45.2	102.2	(55.7%)
Total capex	**132.8**	**185.5**	**(28.4%)**

(1) In 2006, this caption includes investments in the audiovisuals and cinema exhibition businesses, including the acquisition of a new movie catalogue, as well as investments in connection with administrative equipment and software licenses acquired during the period and the refurbishment of certain buildings. In 2005, this caption also included a long-term telecommunications contract with PT Comunicações totalling Euro 66 million.

Capex decreased by 28.4% y.o.y in 2006 to Euro 133 million, equivalent to 19.9% of operating revenues (29.5% in the previous year). In 2006, capex was mainly related to: (1) investments made in the and cable infrastructure related with the launch of voice services, the roll-out of new homes passed and the restructuring of the architecture of the access network to provide fibre to the hub, in order to allow for greater bandwidth to customers; (2) the increase in the acquisition of terminal equipment as part of the digitalisation programme; (3) the purchase of usage rights for an additional satellite transponder; and (4) the acquisition of a Portuguese movie catalogue.

Free Cash Flow

Euro Million	2006	2005	y.o.y
EBITDA minus capex	78.3	9.8	n.m.
Non-cash items included in EBITDA [1]	(1.2)	1.5	n.m.
Change in working capital	(24.6)	(1.5)	n.m.
Operating cash flow	**52.5**	**9.7**	**n.m.**
Disposals	0.0	163.7	n.m.
Interest paid [2]	(6.5)	(1.7)	n.m.
Income taxes paid by certain subsidiaries [3]	(3.1)	(4.0)	(23.2%)
Other cash movements [4]	(11.7)	(11.3)	4.4%
Free cash flow	**31.2**	**156.3**	**(80.1%)**

(1) This caption includes mainly non-cash provisions included in EBITDA.
(2)This caption includes interest paid related to the financial commitments regarding long-term telecommunications contracts (Euro 2 million) and transponders (Euro 5 million in 2006 vs Euro 4 million in the previous year).
(3) This caption relates to income taxes paid by Cabo TV Madeirense and Cabo TV Açoreana.
(4) Other cash movements in 2006 include the payment of Euro 10 million in September 2006 to the acquiror of Lusomundo Media in connection with an agreement relative to indemnities included in the sale and purchase agreement. As a result of this agreement, the provision of Euro 18 million recorded by PT Multimedia at the end of last year was reversed, and a corresponding gain of Euro 8 million was recorded in the income statement.

In 2006, operating cash flow reached Euro 53 million, as compared to Euro 10 million in the previous year. This increase of Euro 43 million was mainly due to the growth of Euro 68 million in EBITDA minus Capex partially offset by the rise in the investment in working capital of Euro 25 million. The Euro 68 million increase in EBITDA minus Capex is both explained by lower capex during the period and an increase of Euro 16 million in EBITDA. The investment in working capital in 2006 amounted to Euro 25 million and was primarily related to an increase in accounts receivable of Euro 15 million and a decrease in accounts payable of Euro 11 million.

The increase in accounts receivable in 2006 was mainly due to the delay in the monthly bill due date made in order to optimize the efficiency of the collections process, which extended the collection of Euro 16 million to January 2007. This change will not have any future negative impact in provisions or EBITDA. The decrease in accounts payable in 2006 was mainly related to lower capex in 2006 and also from lower acquisitions of terminal equipment in the fourth quarter of 2006.

In 2006, free cash flow reached Euro 31 million, as compared to minus Euro 7 million in the same period of last year, excluding the cash inflow of Euro 164 million in August 2005 related to the disposal of the Lusomundo Media.

Consolidated Balance Sheet

Euro Million	2006	2005
Current assets	260.0	273.0
Cash and equivalents	38.8	76.7
Accounts receivable, net	161.5	136.4
Inventories, net	14.9	19.0
Taxes receivable	12.5	10.9
Prepaid expenses and other current assets	32.3	30.1
Non-current assets	715.1	727.8
Investiments in group companies	18.3	24.8
Intangible assets, net	283.6	294.4
Fixed assets, net	297.3	259.8
Defered taxes	89.1	114.9
Other non-current assets	26.8	34.0
Total assets	**975.2**	**1,000.8**
Current liabilities	355.4	336.3
Short term debt	91.7	44.2
Accounts payable	187.8	188.4
Accrued expenses	51.0	43.8
Deferred income	1.6	7.5
Taxes payable	13.4	8.4
Current provisions and other liabilities	9.8	43.9
Non-current liabilities	195.8	225.9
Medium and long term debt	174.0	203.1
Non-current provisions and other liabilities	21.8	22.8
Total liabilities	**551.1**	**562.1**
Equity before minority interests	414.6	429.1
Share capital	30.9	77.3
Share Issued premiums	0.0	159.3
Own shares	-9.0	-8.5
Reserves, retained earnings and other	321.6	89.4
Net income	71.1	111.7
Minority interests	9.4	9.6
Total shareholders' equity	**424.1**	**438.7**
Total liabilities and shareholders' equity	**975.2**	**1,000.8**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] at the end of December 2006 was 34.8%, as compared to 28.0% at the end of last year, while shareholders' equity plus long-term debt to total assets ratio decreased to 61.3%, as compared to 64.1% at the end of last year. In 2006, the net debt to EBITDA ratio was 1.1 times, which compares with 0.9 in the previous year. EBITDA coverage (EBITDA/Interest costs) was 25.2 times in 2006, as compared to 31.8 times in the previous year.

Consolidated Net Debt

Euro Million	2006	2005	y.o.y
Net Debt (initial balance)	**170.6**	**156.4**	**9.1%**
Less: Free Cash Flow	31.2	156.3	(80.1%)
Dividends paid by certain subsidiaries [1]	2.4	-	n.m.
Dividends paid by PTM	85.0	79.1	7.5%
Warrants	-	91.5	n.m.
Other	-	-	n.m.
Net Debt (ending balance)	**226.8**	**170.6**	**32.9%**

(1) This caption relates to the dividends paid by Cabo TV Madeirense and Cabo TV Açoreana to minority shareholders.

As of 31 December 2006, consolidated net debt amounted to Euro 227 million, an increase of Euro 56 million as compared to year-end 2005. The free cash flow of Euro 31 million generated in the period was more than offset by the dividends paid in the first half of 2006 (Euro 85 million).

Euro Million	2006	2005	Change
Short term	**91.7**	**44.2**	**47.4**
Bank loans	14.0	4.1	9.9
Shareholder loans	34.6	0.0	34.6
Liability with equity swaps on own shares [1]	9.0	8.5	0.5
Financial leases	1.2	1.2	(0.1)
Long-Term Telecom Contracts	23.4	21.9	1.5
Transponders	9.4	8.5	0.9
Medium and long term	**174.0**	**203.1**	**(29.1)**
Bank loans	17.5	34.6	(17.1)
Financial leases	1.9	1.9	(0.1)
Long-Term Telecom Contracts	24.0	43.8	(19.8)
Transponders	130.6	122.8	7.8
Total debt	**265.6**	**247.3**	**18.3**
Cash and short term-investments	38.8	76.7	(37.9)
Net debt	**226.8**	**170.6**	**56.2**

(1) This item corresponds to the notional amount of equity swaps contracted on 925 thousand PT Multimedia shares.

Shareholders' Equity (excluding Minority Interests)

Euro Million	2006
Equity before minority interests (initial balance)	**429.1**
Net income	71.1
Dividends paid	(85.0)
Other [1]	(0.6)
Shareholders' equity before minority interests (final balance)	**414.6**
Change in equity before minority interests	**(14.5)**

(1) This caption includes mainly Euro 0.5 million related to the difference between the fair value of the new equity swaps contracted on 925 thousand treasury shares and the settlement value of the previous equity swaps over the same treasury shares.

As at 31 December 2006, shareholders' equity excluding minority interest amounted to Euro 415 million, a decrease of Euro 15 million from the end of 2005, as a result of dividends paid in the first half of 2006 (Euro 85 million), which more than offset the net income generated during the period Euro 71 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the stand-alone financial statements of the company prepared in accordance with Portuguese GAAP. The level of distributable reserves is primarily impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

Euro Million	2006
Distributable reserves (initial balance)	**179.7**
Net income under Portuguese GAAP (95%)	65.1
Dividends paid	(85.0)
Unpaid dividends by certain subsidiaries [1]	(25.7)
Capital reduction	219.5
Other	-
Distributable reserves (final balance)	**353.6**
Change in distributable reserves	**173.9**

(1) This item includes mainly legal reserves recorded by certain subsidiaries of PT Multimedia in accordance with Portuguese legislation.
(2) This item is related to the share capital reduction to Euro 30,909,682.80, through the decrease in the par value of PT Multimedia shares to Euro 0.10, which was completed in September 2006 in connection with the share capital restructuring approved at the AGM held on 19 April 2006.

As at 31 December 2006, distributable reserves of PT Multimedia amounted to Euro 354 million, an increase of Euro 174 million from the end of 2005, mainly as a result of the capital reduction undertaken in the third quarter of 2006, amounting to Euro 219 million, and the net income generated in 2006 under Portuguese GAAP of Euro 69 million, partially offset by the dividends paid in the first half of 2006 of Euro 85 million.

Forward-Looking Information

PT Multimedia has leading positions in the Portuguese Pay-TV (#1) and broadband access (#2) markets

Through CATVP – TV Cabo Portugal, S.A., PT Multimedia is the leading Pay-TV operator in Portugal with 1,480 thousand Pay-TV customers and 80.6% market share in subscriber terms as of 30 September 2006. In addition to its cable network, PT Multimedia also owns a satellite platform in Portugal. Through these two platforms, PT Multimedia covers 100% of Portuguese households and therefore is best positioned to benefit from the significant upside that still exists in Pay-TV penetration in Portugal. Through its brand "Netcabo", PT Multimedia is the number two broadband internet access provider in Portugal with 362 thousand broadband customers in 2006, accounting for 24.9% of the Portuguese market as of 30 September 2006. PT Multimedia believes there is room for further growth as PC penetration tends to increase towards the European average.

PT Multimedia has the potential to further increase revenue per subscriber

PT Multimedia's current ARPU is lower than in a number of other European markets. PT Multimedia believes ARPU growth can be underpinned through the migration of its subscriber base to higher tier packages. Additionally, take-up of premium channels by PT Multimedia cable customers is low relative to other markets, providing significant room for growth. PT Multimedia delivered year on year ARPU growth of 7.4% in the fourth quarter of 2006 in part due to the migration of its subscriber base towards higher tier packages such as "TV Cabo Funtastic Life" (digital offer with an additional 25 channels at Euro 5 per month more than the standard basic package). "TV Cabo Funtastic Life" reached 270 thousand customers by the end of December 2006, with 48 thousand net additions in the fourth quarter.

PTM has the potential to take advantage of the Portuguese fixed voice market, which accounted for 1.4 billion Euros of revenues in 2005

Approximately 80% of PT Multimedia's network has been certified as VoIP compliant, and over 90% of the network is planned to be VoIP compliant by the end of 2007. In addition, PT Multimedia has recently announced triple play services and integrated fixed mobile service trials are already underway. This will pave the way for the potential launch of quadruple play offers once allowed by regulation. There is, therefore, potential for growth in additional voice revenues, as well as for improving Pay-TV and broadband penetration whilst reducing churn, further enabling PT Multimedia to increase ARPU.

PT Multimedia's infrastructure provides a platform to support continuous introduction of additional innovative services with better quality and at competitive prices

Continued investment in its network and information systems, which since 2002 has amounted to approximately Euro 450 million, has enabled PT Multimedia to offer high speed broadband and digital Pay-TV services to more than 2.7 million homes. During the course of 2006, the deployment of additional fibre has improved network quality and is enabling the improvement in the quality of service and the roll-out of new services.

PT Multimedia is well positioned to continue growing Adjusted EBITDA

From 2002 to 2006, PT Multimedia delivered EBITDA growth of 30% per year. PT Multimedia is well positioned to continue to deliver growth given the revenue opportunities outlined above. Top line growth should result in higher absorption of fixed costs. Moreover, a number of incremental revenue opportunities such as VoD, further broadband penetration and the impact of triple play, carry relatively low marginal costs. This, together with efficiency gains, innovation and continuous cost reduction, should lead to margin expansion and continued cash flow growth in the future.

PT Multimedia is enjoying operational momentum

Pay-TV and broadband net additions have recovered with more than 36 thousand new Pay-TV subscribers and almost 18 thousand new cable broadband subscribers added in the third and fourth quarter of 2006. This has been combined with the increased take-up of both "TV Cabo Funtastic Life", with 18.3% of all Pay-TV customers already taking this service, and sports premium content, which has helped the continued growth in ARPU.

PT Multimedia has a track record of shareholder returns

PT Multimedia has demonstrated a strong commitment to shareholder remuneration. In 2004, PT Multimedia paid a dividend, in respect to 2003 results, for the first time. In 2005, total shareholder remuneration amounted to Euro 169 million, including a Euro 91.5 million share buyback program through the issue of put warrants. In 2006, dividends paid increased by 10% to Euro 27.5 cents per share, amounting to a total of Euro 85 million. PT Multimedia believes it has the financial flexibility to further improve the level of cash returns to shareholders.

Lisbon, 19 March 2007

The Board of Directors,

Henrique Manuel Fusco Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chairman of the Executive Committee

Manuel Francisco Rosa da Silva, Member of the Executive Committee

Francisco José Meira da Silva Nunes, Member of the Executive Committee

Duarte Maria de Almeida e Vasconcelos Calheiros, Member of the Executive Committee

Pedro Humberto Monteiro Durão Leitão, Member of the Executive Committee

Manuel Fernando Moniz Galvão Espírito Santo Silva, Member of the Board of Directors

António Domingues, Member of the Board of Directors

José Pedro Sousa de Alenquer, Member of the Board of Directors

Joaquim Aníbal Brito Freixial de Goes, Member of the Board of Directors

Luís João Bordalo da Silva, Member of the Board of Directors

CONSOLIDATED ACCOUNTS

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated Statements of Profit and Loss
For the years ended 31 December 2006 and 2005

(Amounts stated in Euros)

	Notes	2006	2005
CONTINUED OPERATIONS			
REVENUES:			
Services rendered	6	621,135,411	582,906,275
Sales	6	35,796,233	34,095,138
Other revenues	6	9,551,226	11,452,940
		666,482,870	628,454,353
COSTS, EXPENSES, LOSSES AND INCOME:			
Wages and salaries	7	39,975,868	43,917,989
Direct costs	8	203,037,771	201,336,349
Costs of products sold	9	16,808,161	13,199,148
Marketing and publicity		18,310,892	20,295,907
Support services	10	54,232,116	40,317,922
Supplies and external services	10	108,136,065	103,392,846
Indirect taxes		1,340,233	800,841
Provisions and adjustments	34	13,557,318	9,902,107
Depreciation and amortisation	28 and 29	102,502,152	61,919,611
Curtailment costs, net		1,340,634	-
Losses on disposals of fixed assets, net		443,305	70,599
Other costs, net	12	(4,139,876)	(1,675,949)
		555,544,639	493,477,370
Income before financial results and taxes		110,938,231	134,976,983
Net interest expense		8,360,958	6,143,383
Net foreign currency exchange losses/(gains)		(423,917)	688,080
Net losses/(gains) on financial assets		3,517	(737)
Equity in earnings of affiliated companies	13	(365,944)	(3,539,915)
Net other financial expenses		180,839	(2,488,436)
		7,755,453	802,375
Income before taxes		103,182,778	134,174,608
Minus: Income taxes	14	(29,051,689)	(35,183,210)
Net income from continued operations		74,131,089	98,991,398
<u>DISCONTINUED OPERATIONS</u>			
Net income from discontinued operations	15	-	14,050,473
NET INCOME		74,131,089	113,041,871
Attributable to:			
Minority interests	16	2,984,083	1,372,111
Equity holders of the parent	18	71,147,006	111,669,760
Earnings per share from total operations			
Basic	18	0.23	0.36
Diluted	18	0.23	0.36

The accompanying notes form an integral part of these financial statements.

Official Accountant

The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated Balance Sheet as at 31 December 2006 and 2005

(Amounts stated in Euros)

	Notes	2006	2005
Assets			
Current Assets			
Cash and cash equivalents	19	38,828,011	76,716,762
Accounts receivable - trade	20	105,456,464	89,532,846
Accounts receivable - other	21	56,067,915	46,838,205
Inventories	22	14,907,649	18,955,083
Taxes receivable	23	12,454,494	10,868,168
Prepaid expenses	24	29,653,015	28,025,960
Other current assets	25	2,678,161	2,055,544
Total current assets		260,045,709	272,992,568
Non-Current Assets			
Accounts receivable - Other	21	9,768,750	14,843,750
Investments in group companies	26	18,308,648	24,729,863
Other investments	27	30,867	30,867
Intangible assets	28	283,615,597	294,402,974
Tangible assets	29	297,282,365	259,775,039
Deferred taxes	14	89,118,029	114,891,618
Other non-current assets	25	17,007,585	19,134,216
Total non-current assets		715,131,841	727,808,327
Total assets		975,177,550	1,000,800,895
Liabilities			
Current Liabilities			
Short-term debt	30	91,655,758	44,229,716
Accounts payable - trade	31	158,794,138	160,518,144
Accounts payable - other	31	29,048,207	27,879,697
Accrued expenses	32	50,999,975	43,794,775
Defered income	33	1,620,232	7,538,826
Taxes payable	23	13,406,011	8,446,620
Current provisions	34	7,703,066	41,798,744
Other current liabilities	35	2,126,631	2,055,544
Total current liabilities		355,354,018	336,262,066
Non-Current Liabilities			
Medium and long-term debt	30	173,964,086	203,082,651
Accounts payable - other		56,452	33,628
Non-current provisions	34	4,701,407	3,580,091
Defered taxes	14	29,169	33,282
Other non-current liabilities	35	17,007,586	19,134,217
Total non-current liabilities		195,758,700	225,863,869
Total liabilities		551,112,718	562,125,935
SHAREHOLDERS' EQUITY			
Share capital	36	30,909,683	77,274,207
Capital issued premium	36	-	159,288,231
Treasury shares	36	(9,001,900)	(8,520,000)
Legal reserve	36	128,386	7,039,998
Reserve for treasury shares	36	246,543,677	1,983,104
Accumulated earnings		146,058,208	192,055,109
Equity excluding minority interests		414,638,054	429,120,649
Minority interests	16	9,426,778	9,554,311
Total equity		424,064,832	438,674,960
Total liabilities and shareholders' equity		975,177,550	1,000,800,895

The accompanying notes form an integral part of these financial statements.

Official Accountant | The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated Statements of changes in shareholders' Equity
For the years ended 31 December 2006 and 2005

(Amounts stated in Euros)

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Minority interests	Total equity
Balance as at 31 December 2004	78,448,464	159,288,231	-	1,535,803	7,387,370	251,441,567	11,198,126	509,309,551
Acquisitions of treasury shares (i)	-	-	(8,520,000)	-	-	-	-	(8,520,000)
Financial exercise of put warrants (ii)	(1,174,257)	-	-	-	(5,414,266)	(88,277,806)	-	(94,866,329)
Earnings allocation	-	-	-	5,504,195	-	(82,778,402)	-	(77,274,207)
Income recorded in the profit and loss statement	-	-	-	-	-	111,669,760	1,372,111	113,041,871
Other	-	-	-	-	-	-	(3,015,926)	(3,015,926)
Balance as at 31 December 2005	77,274,207	159,288,231	(8,520,000)	7,039,998	1,983,104	192,055,109	9,554,311	438,674,960
Earnings allocation (Note 17)	-	-	-	5,720,124	-	(90,721,751)	-	(85,001,627)
Acquisitions of treasury shares (i)	-	-	(481,900)	-	-	-	-	(481,900)
Capital increase (iii)	173,094,224	(159,288,231)	-	(12,631,736)	(1,174,257)	-	-	-
Capital reduction (iii)	(219,458,748)	-	-	-	219,458,748	-	-	-
Earnings from associated companies	-	-	-	-	25,819,670	(25,819,670)	-	-
Income recorded in the profit and loss statement	-	-	-	-	-	71,147,006	2,984,083	74,131,089
Other adjustments	-	-	-	-	456,412	(602,486)	(3,111,616)	(3,257,690)
Balance as at 30 June 2006	30,909,683	-	(9,001,900)	128,386	246,543,677	146,058,208	9,426,778	424,064,832

(i) In 2005, PT Multimédia contracted equity swaps on 925,000 of its own shares totalling Euro 8,520,000. In accordance with IFRS (IAS 32), the equity swaps are recognised as an effective acquisition of treasury shares, requiring the recognition of a corresponding financial liability. In 2006 this contract was renegotiated to a new amount of Euro 9,001,900.

(ii) In 2005, PT Multimedia issued put warrants to its shareholders, through the distribution to the shareholders of Euro 94,866,329 in (1) put warrants financially settlement in the amount of Euro 44,441,968; and (2) physical settlement in the amount of Euro 50,424,361, through the sale of PT Multimedia's shares.

(iii) On 12 May 2006, PT Multimedia approved a share capital increase of Euro 173,094,224, through incorporation of capital issued premiums, legal reserves and reserves for treasury shares of Euro 159,288,231, Euro 12,631,736 and Euro 1,174,257, respectivatily. On 13 September 2006, a PT Multimedia approved a share capital reduction of Euro 219,458,748 through the transfer of other reserves.

The accompanying notes form an integral part of these financial statements

Official Accountant | The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated Statements of Cash Flows
For the years ended 31 December 2006 and 2005

(Amounts stated in Euros)

	Notes	2006	2005
OPERATING ACTIVITIES			
Collections from clients		755,138,649	752,062,986
Payments to suppliers		(486,697,923)	(465,364,264)
Payments to emplyees		(38,734,380)	(42,691,699)
Payments relating to income taxes		(2,689,546)	(4,234,122)
Other net payments relating to operating activities		(32,882,287)	(21,086,531)
Cash flow from operating activities (1)		194,134,513	218,686,370
INVESTING ACTIVITIES			
Cash receipts resulting from:			
Financial investments	38.1	4,460,469	252,677,704
Tangible assets		641,268	253,569
Interest and related income		1,990,730	8,319,428
Dividends	38.2	1,843,062	1,032,083
Other		358,909	72,732
		9,294,438	262,355,516
Payments resulting from:			
Financial investments	38.3	(1,862,172)	(58,306,768)
Tangible assets		(115,925,107)	(100,789,166)
Intangible assets		(13,902,101)	(10,598,135)
		(131,689,380)	(169,694,069)
Cash flow from investing activities (2)		(122,394,941)	92,661,447
FINANCING ACTIVITES			
Cash receipts resulting from:			
Loans obtained	38.4	35,014,516	138,661,908
Subsidies		2,714,960	1,908,592
		37,729,477	140,570,500
Payments resulting from:			
Loans repaid	38.5	(8,459,559)	(210,129,697)
Lease rentals (principal)		(41,392,959)	(6,199,713)
Interest and related expenses		(10,146,171)	(11,152,096)
Dividends		(87,356,166)	(79,166,717)
Share capital reduction		-	(94,935,059)
Other		-	5,427
		(147,354,856)	(401,577,855)
Cash flow from financing activities (3)		(109,625,379)	(261,007,355)
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(37,885,808)	50,340,462
Change in cash and cash equivalents of discontinued operations		(2,943)	71,746
Cash and cash equivalents at the beginning of the period	38.6	76,716,762	26,304,554
Cash and cash equivalents at the end of the period		38,828,011	76,716,762

The accompanying notes form an integral part of these financial statements

Official Accountant

The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Notes to the Consolidated Financials Statements

(Amounts stated in Euros)

1. Introduction

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia" or "the Company") was formed by Portugal Telecom, SGPS, S.A. ("Portugal Telecom") on 15 July 1999 for the purpose of developing the multimedia business. Currently, the multimedia business undertaken by PT Multimédia and its subsidiaries ("Group" or "PT Multimédia Group") includes cable and satellite television services, the distribution and sale of DVDs, cinema exhibition and film distribution.. PT Multimedia produces premium movie channels for its pay TV platform, which channels are also sold to other interested cable television distributors.

Cable and satellite television services are rendered by CATVP – TV Cabo Portugal, S.A. ("TV Cabo Portugal") and its subsidiaries. TV Cabo was created on 3 November 1992 and began its activities on 29 July 1993, which include: a) cable and satellite television; b) electronic communications services, including data and multimedia communications services; and c) consulting, advisory and other services directly or indirectly related to the activities mentioned above.

In 2004, Law 5/2004 (Electronic Communications Law) was approved, which sets forth the regime for electronic communications networks and services, and revokes Law 91/97, Decree Law no. 381-A/97 and Decree Law 241/97, among others. In accordance with the Electronic Communications Law, which substantially changed the system under which TV Cabo Portugal and its subsidiaries operate, a general authorization system is now in effect whereby companies desiring to furnish electronic communication networks and services must simply provide the National Communications Authority ("ANACOM") with a brief description of the network or service they seek to start up and the commencement date thereof. ANACOM then issues a statement confirming this notification and describing in detail the rights concerning access, interconnection and installation of resources. As a follow-up to this new Law, ANACOM will publish regulations for implementing the Electronic Communications Law, as well as making any changes and adaptations to registers, licenses and authorizations issued pursuant to the Law, as is the case with TV Cabo Portugal and its subsidiaries.

The Electronic Communications Law does not set limits for exercising activities, nor rules for reversion of assets, as was the case with the previous legal provisions with regard to cable network operator activities.

PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos"), whose main activities involve television operations and content production, currently produces the Premium movie channels, distributed through the channels of TV Cabo Portugal and its subsidiaries, and also manages the advertising slots for some of these channels.

Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"), and its subsidiaries undertake their activities in the area of audiovisuals, which includes the distribution and sale of DVDs, film distribution and cinema exhibition.

The shares of PT Multimédia are traded on the Euronext Lisbon Stock Exchange and, as at 31 December 2006, a total of 180,609,700 shares, corresponding to 58.43% of the share capital of the company, are owned by Portugal Telecom, SGPS, S.A..

The notes here in follow the order in which the items are presented in the consolidated financial statements.

The consolidated financial statements for the year ended 31 December 2006 were approved by the Board of Directors and authorized for issue on 19 March 2007.

2. Basis of presentation

The consolidated financial statements are presented in Euros, which is the currency of the majority of the Group's operations. Financial statements of foreign subsidiaries are translated into Euros according to the accounting principles described in Note 3.

The consolidated financial statements of PT Multimédia are prepared under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"), including all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") that were in effect on the date of approval of the financial statements. For PT Multimedia, there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards Board.

The consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries included in the consolidation (Exhibit I.1).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions based on the best information possible as of the date of preparation of the financial statements (Note 3).

a) Consolidation principles

Controlled entities

PT Multimédia has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights at the General Meeting of Shareholders, directly or indirectly, or has the power to determine the financial and operating policies of an entity. In any case, where the group does not have a direct interest in the capital of the entity but in substance controls the entity, the financial statements of the entity are fully consolidated. Entities that fall in these categories are indicated in Exhibit I.1.

The interest of any third party in the shareholders' equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement under the caption "Minority interests" (Note 16). Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. If the controlled entity later reports profits, the Company appropriates the profits to the extent of the losses attributable to minority interests that were previously absorbed by the Group.

From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at the acquisition date. Any excess of the purchase price costs over the fair value of identifiable net assets is recognised as goodwill. If the purchase price is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets and liabilities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit and loss from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group sales of affiliated companies are also eliminated on the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

PT Multimédia has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group's interest in the joint venture.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in decisions relating to the financial and operating policies of the entity, but not control or joint control.

Any excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the net income for the period the acquisition occurs.

Financial investments in associated companies are accounted for under the equity method (Exhibit I.2). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group's share in the results of the associated company, recorded as part of financial results and other changes recorded against net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Dividends received from associated companies are recognised as a reduction in the value of financial investments.

Non-current assets held for sale

Non-current assets (or discontinued operations) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management has assumed a commitment to the sale; and (3) the sale is expected to be completed within 12 months. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amounts and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exemption provided in IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made before 1 January 2004 was recorded at its carrying amount as of that date, rather than being recalculated in accordance with IFRS 3, and is subject to annual impairment tests thereafter.

Goodwill is recorded as an asset and included under the captions "Intangible assets" (Note 28), in the case of a subsidiary or jointly controlled entity, or under "Investment in group companies" (Note 26) in the case of an associated company. Goodwill is not amortised but is tested for impairment on an annual basis or whenever there are indications of a loss of value. Any impairment is recorded immediately as an expense in the income statement in the period it occurs and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

There were no relevant changes in the Consolidated Group.

3. Summary of Significant Accounting Policies, Judgments and Estimates

a) Balance sheet classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current assets and liabilities, respectively.

b) Inventories

Inventories basically comprise terminal equipment (cable Tv and internet access) and DVD's (audiovisuals business), are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when, due to technological obsolescence, use of inventory is no longer foreseen or when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption "Cost of products sold".

c) Sport exhibition rights

Sport exhibition rights, for the broadcast of Sporting events to take place in the period of one year, are stated at acquisition cost, under the caption " Deferred Cost". These costs are recognised when the service is rendered.

d) Distribution rights to audiovisual content

Films' distribution costs acquired by Lusomundo Audiovisuais, are recognised as occurs the respective uses weighed with the maximum stated period of exploration of respective contracts. Advance payments made to the content producers are recognised in "Advances to suppliers" until the premiere of the movie. These amounts are reclassified to "Deferred costs"

e) Tangible assets

Tangible assets are stated at acquisition, net of accumulated depreciation, accumulated impairment losses, and investment subsidies, where applicable. Acquisition cost includes, in addition to the amount paid to acquire the asset, (1) direct expenses related with the acquisition process; and (2) the estimated cost of dismantling or removing of the assets (Notes 3.h and 34).

Tangible assets are depreciated on a straight-line basis from the month they are completed or are available for use. The amount of the asset to be depreciated is deducted from any residual value. The depreciation rates correspond to the following estimated average useful lives, defined as a function of the expected use of the asset:

	Years
Buildings and other construction	5 - 50
Basic equipment:	
Network installations and equipment	4 - 20

Terminal equipment	4 - 5
Other telecommunications equipment	5
Other basic equipment	3 - 10
Transportation equipment	3 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 10

Estimated losses resulting from the replacement of equipment before the end of their useful lives, for reasons of technological obsolescence, are recognised as a deduction from the corresponding asset's value against the results for the period. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and improvements are capitalized, if any future economic benefits are expected and those benefits can be reliably measured. Depreciation periods for those capitalized assets correspond to the period of the expected recovery of the investment.

When an asset is recorded as held for sale, its carrying amount is classified in current assets held for sale, and depreciation ceases. The gain or loss arising on the disposal of a tangible asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption "Losses on disposals of fixed assets, net".

f) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits can be reliably measured.

Intangible assets include primarily basically goodwill (Note 2.a)), lease rights, software licenses and other contractual rights.

Internally generated intangible assets, namely current research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the technical ability to complete the project and put the asset in use or available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

	Years
Lease rights	Period of the agreement
Software licenses	3 – 8
Other intangible assets	3 - 8

g) Impairment of tangible and intangible assets, excluding goodwill

The Group assesses annually, at the balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change in circumstances is identified that indicates that the recorded value of the asset may not be recovered. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and value in use. The fair value less cost to sell is the amount that could be received in a transaction with an independent and knowledgeable entity, minus the direct costs related with the sale. The value in use is the estimated future cash flows, discounted to their present value, based on the continuing use of the asset and its disposition at the end of its useful life. If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in net income under the caption "Depreciation and amortisation".

A reversal of previously recorded impairment losses is recorded when there are indications that these losses no longer exist or have decreased. A reversal of an impairment loss is recognized in the income statement in the period in which it occurs. However, a reversal of an impairment loss may be recorded only to the extent that the increased carrying amount does not exceed the carrying amount that would have been recorded (net of depreciation and amortization) had no impairment loss been recognised for the asset in prior periods.

h) Provisions and contingent liabilities

Provisions are recognised when (i) the Group has a present obligation as a result of a past event and it is probable that an outflow of internal resources will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the parties involved.

Provisions for dismantling and removing assets and renovations are recognised from the day the assets are in use, in accordance with the best estimates at that date (Notes 3.e and 34). The amount of the provision recorded reflects effect of the passage of time, with updates to that amount recognised in net income under the caption "Net interest expense".

Provisions are updated as of the balance sheet date, based on the best estimate of the Group's management.

i) Subsidies

Subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy program.

Subsidies for training and other operating activities are recognised in net income when the related expenses are recognised.

Subsidies to acquire tangible assets are deducted from the carrying amount of the related assets.

j) Financial Assets and liabilities

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated unrecoverable amounts.

(ii) Investments

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as held to maturity.

Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with a defined maturity date if the Group intends and has the ability to hold them until that date.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independent of the settlement date.

These investments are initially recognised at their acquisition cost, including any expenses related to the transaction. Subsequent to the initial recognition.. In situations where the investments are interests in capital stock not listed on any regulated market and where an estimate of fair value is not reliable, the investments are recognised at acquisition cost, net of any impairment losses.

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into, regardless of the legal form they take. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction costs from their issuance.

(iv) Bank loans

Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred.

(v) Trade payables

Trade payables do not incur interest and are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting

The Group's policy is to enter into derivative financial instruments to hedge the financial risks to which it is exposed due to variations in exchange rates.

The Group does not enter into derivative instruments for speculative purposes, and the use of derivative instruments is subject to internal policies defined by the Executive Committee. Derivative financial instruments are measured at fair value, and the method of recognition depends on the nature of the instrument and purpose of entering into the instrument.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income for the period, together with the changes in the value of the covered assets or liabilities.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under "Other reserves", and the ineffective portion is recognised in net income. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Other reserves" is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in the fair value of derivative financial instruments that, in accordance with internal policies, were entered into economically hedge any asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges are recognised in net income in the period in which they occur.

As of 31 December 2006, PT-Multimedia has no derivative financial instruments.

(vii) Treasury shares

Treasury shares are recognised in shareholders' equity, under the caption "Treasury shares" at acquisition cost as a reduction in shareholders' equity, and gains or losses obtained in the disposal of those shares are recorded under "Other reserves". The equity swaps on own shares entered into by PT Multimédia have the characteristics of an acquisition of own shares and are therefore recorded in a manner similar to an acquisition of own shares, as described above. These instruments are recorded as a financial liability in the amount of the value of the total shares to be acquired as of the date of the contract.

(viii) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, time deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

In the consolidated cash flow statements, the caption "cash and cash equivalents" also includes overdrafts recognised under the caption "Short-term debt".

(ix) Qualified Technological Equipment transactions

PT Multimédia, through TV Cabo Portugal, entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain tangible assets were sold to foreign entities. Simultaneously, those foreign entities entered into leasing contracts on the equipment with special purpose entities, which entered into conditional sale agreements with TV Cabo Portugal with respect to that equipment. TV Cabo Portugal maintained the legal possession of this equipment.

These transactions represent sale and leaseback transactions, and the equipment continued to be recorded as assets of TV Cabo Portugal. Because TV Cabo Portugal obtained the economic benefits of the transactions, a non-current asset was recorded in the amount of the sale of the equipment (Note 25), and a non-current liability was recorded in the amount of the future payments under the leasing contract (Note 35). As at the balance sheet date those amounts are measured at fair value (Euro 19,134,216 as at 31 December 2006).

Premiums received by TV Cabo Portugal from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

k) Leases

Leases are classified (1) as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee and (2) as operating leases when substantially all the risks and rewards of ownership are not transferred to the lessee.

The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under leases and the corresponding liability to the lessor are accounted for under the finance method, with the assets, principal payments and outstanding balance recorded in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in net income in applicable period.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

l) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

PT Multimédia adopted the tax consolidation regime in Portugal for groups of companies. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which it holds, directly or indirectly, 90% or more of the share capital and that are Portuguese residents and subject to the Income Tax for Collective Persons (IRC).

The remaining Group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income at the applicable tax rates.

Income tax is recognised in accordance with IAS 12. The tax currently payable is based on taxable profit for the year and on deferred tax, which is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, as well as based on reportable tax losses on the date of the balance sheet.

Deferred tax assets are recognised only to the extent that it is probable that these may be used to reduce future taxable profits or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are expected to be reversed. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The amount of tax attributable to current taxes or deferred taxes resulting from transactions or events recognized in reserves is recorded directly in the applicable shareholders' equity captions and does not affect the results for the period.

m) Revenue recognition

PT Multimédia's revenue arises principally from:

- Cable and satellite television services;
- Internet access services;

- Cable Tv advertising;
- Movie exhibition and distribution; and
- Sales of DVDs and terminal equipment.

Whenever applicable, revenues from the sale of goods and services on bundle offers, are allocated to each of their components and recognized separately in accordance with the criteria defined for each, as follows:

Cable and satellite television services

Revenues from cable and satellite television services result primarily from and are recognised as follows: (i) monthly subscription fees for the use of the service; (ii) amounts billed for the installation of the service and (iii) rental of equipment. Revenues from monthly subscriptions and installation are recognized in the period when the service is rendered to the customer, and revenues from the rental of equipment are recognized during the rental period.

Internet access services

Revenue from Internet access services, provided through the cable network, is mainly from monthly subscriptions and/or use of the Internet, depending on the mode chosen by the customer. This revenue is recognized for the period in which the service is provided.

Cable TV advertising

Advertising revenues from cable TV and related discounts are recognised in the period when the advertising is run, deducted from the related discounts.

Movie exhibition and distribution services

Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of exhibition rights acquired from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights, as applicable.

Sales of DVDs and terminal equipment

Revenues from sales of DVDs and terminal equipment are recognised in the period when the sale occurs.

As of the balance sheet date, trade receivables are adjusted for the estimated risks of collection, with unrecoverable amounts recognized in net income of the period under the caption "Provisions and adjustments".

All other revenues and expenses are recognised when incurred on an accrual basis, regardless of the time of receipt or payment.

n) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated into Euros at the rates of exchange prevailing at the time the transactions are entered into. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment, are recognised in shareholders' equity under the caption "Other reserves".

The financial statements of subsidiaries denominated in foreign currencies are translated to Euros, using the following exchange rates:

- Assets and liabilities at exchange rates prevailing at the balance sheet date;

- Profit and loss items at the average exchange rates for the reported period;
- Cash flow items at the average exchange rates for the reported period, where these rates are closer to the effective exchange rates, or at the rate of the day of the transaction, for the remaining cash flow items, and
- Share capital, reserves and retained earnings at historical rates.

The effect of translation differences from the conversion of financial statements denominated in foreign currency is recognised in shareholders' equity under the caption "Other reserves".

o) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred.

The Group does not capitalise any borrowing costs, even those related to loans to finance the acquisition, construction or production of any asset.

p) Cash flow statements

Consolidated cash flow statements are prepared using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less and for which the risk of change in value is insignificant, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the cash flow statement also includes a negative amount related to overdrafts, classified in the balance sheet under "Short-term debt".

Cash flows are classified in the cash flows statement according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities.

Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel and other collections and payments related to operating activities.

Cash flows from investing activities include acquisitions and disposals of investments in associated companies and the receipsts and payments from the sale and purchase of tangible and intangible assets..

Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

q) Subsequent events

Events that occurred after the balance sheet date that provide additional information about conditions that existed on that date are considered when preparing the financial statements for the period.

Events that occurred after the balance sheet date that provide information about conditions that existed after that date are disclosed in the notes to the financial statements, if material.

r) Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events.

The most significant accounting estimates reflected in the consolidated financial statements as at 31 December 2006 are as follows:

- Useful lives of tangible and intangible assets;
- Recognition of provisions, and
- Adjustments for the accounts receivable.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future unforeseeable events could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements are recognised in net income in accordance with IAS 8, using a prospective methodology.

The main estimates used by the management are described in the corresponding notes to the financial statements.

4. Errors, estimates and changes in accounting policies and estimates

During 2006 and 2005, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, the financial statements for the years ended 31 December 2006 and 2005 do not include the recognition of any material errors related to previous periods.

5. Exchange rates used to translate foreign currency financial statements

As at 31 December 2006, assets and liabilities denominated in foreign currency were translated to Euros using the following exchange rates published by the Bank of Portugal:

US dollar	1.317
Swiss Franc	1.6069
British Pound	0.6715
Mozambique Metical	34.5

During 2006, profit and loss statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

Mozambique Metical	32.2

6. Revenues

Consolidated revenues in 2006 and 2005, are as follows:

	2006	2005
Services Rendered	621,135,411	582,906,275
Pay TV and Cable Internet business (i)	571,896,252	536,127,974
Cinema business (ii)	35,065,284	32,489,898
Audiovisual business (iii)	13,918,888	12,936,581
Other	254,987	1,351,822
Sales	35,796,233	34,095,138
Pay TV and Cable Internet business (iv)	10,939,401	6,200,638
Audiovisual business (v)	16,844,965	20,691,555
Cinema business (vi)	7,934,361	7,099,178
Other	77,506	103,767
Other operating revenues	9,551,226	11,452,940
Pay TV and Cable Internet business (vii)	8,105,854	9,337,537
Audiovisual business	1,035,036	1,345,481
Cinema business	358,287	493,099
Other	52,049	276,823
	666,482,870	628,454,353

(i) This line item principally includes revenues related to (1) subscriptions for basic and premium pay TV services (cable and satellite); (2) broadband Internet access services (Netcabo); (3) rentals of terminal equipment, including set top boxes (pay TV) and cable modems (Internet access); and (4) advertising on pay TV channels.

(ii) This line item primarily includes revenues from sales of tickets at the cinemas of Lusomundo Cinemas.

(iii) This line item primarily includes revenues relating to the distribution of films to other parties in the cinema exhibition business and the production and sale of audiovisual content.

(iv) This line item primarily includes revenues related to the sale of terminal equipment, including set top boxes (pay TV) and cable modems (Internet access).

(v) This line item primarily includes the sale of DVDs.

(vi) This line item primarily includes sales at concession stands at cinemas at Lusomundo Cinemas.

(vii)This line item primarily includes marketing funds obtained from suppliers of equipment in connection with the digitalization of the cable network.

7. Wages and salaries

In 2006 and 2005, this caption consists of:

	2006	2005
Salaries	31,431,838	34,708,743
Employee benefits	6,350,563	6,718,537
Social benefits	850,319	778,047
Other	1,343,149	1,712,662
	39,975,868	43,917,989

In 2006 and 2005, the average number of employees in PT Multimédia were 1,367 and 1,362, respectively. In 2006, wages and salaries decreased primarily due to the reduction in the number of members of the Executive Committee.

8. Direct costs

In 2006 and 2005, this caption consists of:

	2006	2005
Programming services	148,988,130	138,340,545
Movies exhibition and distribution	25,136,277	23,387,836
Telecommunications	13,764,506	32,967,425
Shared advertising revenues (i)	7,723,878	5,874,805
Other (ii)	7,424,980	765,737
	203,037,771	201,336,349

(i) Revenues from advertising on pay TV channels are shared with the producers of content based on the terms of the contracts agreed with these entities. This cost item corresponds to the proportion of these revenues attributable to the producers of content.

(ii) In 2006, this line item includes Euro 5.3 million relating to the cost of sales of television channels to other operators, which in 2005 amounted to Euro 4.9 million but were recorded in part in support services (Euro 4.2 million) and in part in supplies and external services (Euro 0.7 million).

9. Cost of products sold

In 2006 and 2005, this caption consists of:

	2006	2005
Pay TV and Cable Internet business	13,696,426	10,077,823
Audiovisual business	1,616,846	1,627,312
Cinema business	1,494,889	1,494,013
	16,808,161	13,199,148

The increase in the Pay TV and Cable Internet business is mainly related to a change in the logistics process of TV Cabo. At the end of 2006, TV Cabo modified its logistics process, moving to direct supplying of terminal equipment distributors. This change led to an increase in costs in this line item in the pay TV and Internet access businesses.

10. Support services and supplies and external services

In 2006 and 2005, this caption consists of:

Support Services

	2006	2005
Call centers and customer care	22,242,371	14,519,318
Information systems	15,443,342	12,647,617
Administrative support and other	16,546,403	13,150,987
	54,232,116	40,317,922

Supplies and External Services

	2006	2005
Commissions	21,745,991	14,538,972
Maintenance and repair	20,346,503	20,102,357
Rentals	16,447,444	15,180,915
Specialized work	12,838,947	17,167,748
Communications	11,136,119	11,454,615
Installation and removal of terminal equipment	7,448,993	8,955,667
Other	18,172,069	15,992,573
	108,136,065	103,392,846

11. Operating leases

As at 2006 and 2005 rental expenses payable under operating leases, primarily relating to vehicles and buildings, were recorded in the amount of Euro 16,447,444 and 15,180,915, respectivatily.

12. Other costs, net

In 2006 and 2005, this caption consists of:

	2006	2005
Reduction of the provision for estimated costs from the disposal of Lusomundo Media (Note 34)	(8,017,195)	-
Other costs, net	3,877,319	(1,675,949)
	(4,139,876)	(1,675,949)

(i) In 2006, this caption includes Euro 5,732,777 related to the impact of the change in the estimated useful life of certain tangible assets.

13. Equity in earnings of affiliated companies

In 2006 and 2005, this caption consists of:

	2006	2005
Equity in earnings :		
Lisboa TV	(1,309,515)	(1,600,268)
Octal TV	1,044,150	103,967
Other companies	(100,580)	127,139
Losses (gains) on financial assets:		
Warner Lusomundo Sogecable, SA	-	(2,300,001)
Other losses, net	-	129,247
	(365,944)	(3,539,915)

14. Income taxes

PT Multimédia and its subsidiaries are subject to Corporate Income Tax ("IRC") at a rate of 25% (22.5% for Cabo TV Madeirense and 17.5% for Cabo TV Açoreana), which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5%. As from 1 January 2007, the municipal tax will amount to a maximum of 1.5% of collectible profit, leading to a maximum aggregate tax rate of 26.5%. The impact of this change in deferred taxes was recorded in 2006 in net income or directly in accumulated earnings, in accordance with the way the respective deferred taxes were recorded. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

PT Multimédia adopted the tax consolidation regime for groups of companies, which includes all 90% or more owned Portuguese subsidiaries, direct and indirect, that comply with the provision of Article 63 of the Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, and ten years for the contributions made before the year ended 31 December 2001) , except when there have been tax losses, tax benefits have been granted or inspections or challenges relating to such matters are in progress in which, depending on the circumstances, the deadlines are extended or suspended. Management believes, based on information from its tax advisors, that any adjustment which may result from such reviews or inspections, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2006, except for the situations where provisions have been recognised (Note 34).

a) Deferred taxes

PT Multimédia and its invested companies recorded deferred taxes relating to the differences between the tax base and the accounting base of assets and liabilities, as well as to reportable tax losses existing on the balance sheet date.

During 2006, the movements in deferred tax assets and liabilities was as follows:

		Creation/(Reversion)			
	Balance as at 31 December 2005	Deferred tax of the year	Use of tax credits (Note 23)	Other	Balance as at 31 December 2006
Deferred tax assets					
Provisions / adjustments					
Doubtful accounts receivable	7,720,852	(1,893,256)	-	-	5,615,683
Inventories	1,590,811	(39,703)	-	-	1,494,704
Other	15,977,648	(6,868,476)	-	-	8,777,930
Taxes loss carryforwards	89,602,308	4,032,948	(13,089,484)	6,912	73,229,713
	114,891,618	(4,768,487)	(13,089,484)	6,912	89,118,029
Deferred tax liabilities					
Reavaluation of fixed assets	33,282	(3,013)	-	-	29,169
	114,858,336	(4,765,473)	(13,089,484)	6,912	89,088,860

In 2005, the movements in deferred tax assets and liabilities were as follows:

		Creation/(Reversion)				
	Balance as at 31 December 2004	Changes in the consolidation perimeter	Deferred tax of the year	Use of tax credits (Note 21)	Other	Balance as at 31 December 2005
Deferred tax assets						
Provisions / adjustments						
Doubtful accounts receivable	3,746,247	(860,598)	(855,142)	-	-	2,030,507
Inventories	3,262,677	(3,227,434)	497,737	-	-	532,980
Other	27,102,171	(4,148,253)	232,773	-	(460,868)	22,725,823
Taxes loss carryforwards	131,080,486	(8,909,622)	(610,560)	(32,178,518)	220,522	89,602,308
	165,191,581	(17,145,907)	(735,192)	(32,178,518)	(240,346)	114,891,618
Deferred tax liabilities						
Revaluation of fixed assets	2,292,721	(2,235,362)	(24,077)	-	-	33,282
Deferred tax on gains	585,266	(585,266)	-	-	-	-
	2,877,987	(2,820,628)	(24,077)	-	-	33,282
	162,313,594	(14,325,279)	(711,115)	(32,178,518)	(240,346)	114,858,336

In 2005, the movements recorded in "Changes in the consolidation perimeter" refer essentially to the deferred tax assets and liabilities of the Lusomundo Media group, disposed during 2005 (Note 15).

Deferred taxes assets were recognized depending on the likelihood of taxable profits in the future that can be used to recover tax losses or deductible tax differences. This assessment was based on the business plans of Group companies, which are reviewed and updated periodically.

According to Portuguese legislation, tax loss carryforwards may be used to offset future taxable income for a subsequent six-year period. As at 31 December 2006 and 2005, tax loss carryforwards of PT Multimédia matured as follows:

	2006	2005
2006	-	183.178.971
2007	-	-
2008	-	13.455.150
2009	282.487.655	311.981.853
2010	-	-
2011	-	-
	282.487.655	508.615.974

PT Multimédia based on its business plan, estimates that all there tax losses will be recovered.

Tax loss carryforwards of Sport TV (50%) are as folows:

	2006	2005
2006	-	3,616,882
2007	13,864,326	13,864,326
2008	9,493,562	9,493,562
2009	7,139,445	7,139,445
2010	767,177	767,177
2011	-	-
	31,264,508	34,881,390

b) Reconciliation of income tax provision

In 2006 and 2005, the reconciliation between the nominal and effective income tax for the period is as follows:

	2006	2005
Income before taxes	103,182,778	134,174,608
Statutory tax rate (including municipal taxes at a 10% standard)	27.5%	27.5%
Expected tax	28,375,264	36,898,017
Inicial tax loss carryforwards recorded from Sport Tv	(2,604,419)	-
Permanent differences	(1,968,534)	(1,587,535)
Use of tax loss carryforwards not recognized as deferred taxes in previous periods (a)	(1,725,247)	-
Differences in tax rate of the Azores and Madeira (b)	(1,000,648)	(909,526)
Change in statutory tax rate in Portugal (c)	7,921,431	-
Other	53,841	782,254
	29,051,689	35,183,210
Income tax for the period	28.2%	26.2%
Income tax-current (Note 23)	16,364,785	34,472,095
Deferred taxes	12,686,904	711,115
	29,051,689	35,183,210

(a) This caption relates to tax loss carryforwards not recognized as deferred taxes in previous periods.. In 2006, this amount relates to the use by PT Multimedia and Sport TV of tax losses that had not given rise to the recording of deferred tax assets in prior periods.

(b) This caption relates to the impact of the different Corporate Income Tax in Madeira (22.5%) and Azores (17.5%).

(c) This caption relates to the impact on deferred taxes of the change in the municipal tax to a maximum of 1.5% of collectable profit, as mentioned above.

15. Discontinued operations

The discontinued operations relate to the results of Lusomundo Serviços and its subsidiaries, which constituted the media business. The process of sale of this business started in February 2005 and ended in August 2005 after obtaining the necessary approvals.

The results of the discontinued operations were present on the 2005 statements of income under "Net income from discontinued operations" and are as follows:

	2005
Revenues	96,851,991
Operating costs	97,840,025
	(988,034)
Losses / (gains) on disposals of fixed assets and other items	(250)
Income before financials results, taxes and minority interests	(987,784)
Interest and other financial expenses, net	2,193,922
Income before taxes and minority interests	(3,181,706)
Income taxes	(554,084)
Income from discontinued operations before minority interests	(3,735,790)
Capital gain on the disposal of Lusomundo Serviços	17,786,264
Income and gains from discontinued operations before minority interests	14,050,473
Minority interests	(1,277,494)
Net income and gains from discontinued operations (Note 18)	15,327,968

16. Minority interests

During 2006 and 2005, the movements in minority interests were as follows:

	Balance as at 31 December 2005	Acquisitions	Income / (loss)	Dividends	Balance as at 31 December 2006
Cabo TV Madeirense (a)	6,531,728	(594,619)	2,094,571	(1,767,000)	6,264,680
Cabo TV Açoreana	2,251,968	-	731,849	(705,556)	2,278,261
Grafilme	729,380	-	157,313	(44,440)	842,253
Other	41,235	-	349	-	41,584
	9,554,311	(594,619)	2,984,083	(2,516,996)	9,426,778

(a) In the second half of 2006, TV Cabo Portugal acquired 2.74% of Cabo TV Madeirense (Exhibit I.1).

	Balance as at 31 December 2004	Income / (loss)	Changes in the consolidation perimeter	Dividends	Balance as at 31 December 2005
Cabo TV Madeirense	6,056,156	1,851,972	-	(1,376,400)	6,531,728
Cabo TV Açoreana	2,019,394	709,916	-	(477,342)	2,251,968
Lusomundo Media	2,342,485	(1,301,482)	(1,041,003)	-	-
Grafilme	662,344	111,478	-	(44,442)	729,380
Other	117,747	227	(76,739)	-	41,235
	11,198,126	1,372,111	(1,117,742)	(1,898,184)	9,554,311

17. Dividends

On 19 April 2006, the Annual General Meeting of Shareholders approved the proposal of the Board of Directors to distribute a dividend of 27.5 euro cents per share relating to year 2005. Accordingly, dividends amounting to Euro 85,001,627 (Note 36) were paid in 2006.

18. Earnings per share

Basic earnings per share for the years 2006 and 2005 were computed as follows:

		2006	2005
Income from continued operations, net of minority interests	(1)	71,147,006	96,341,792
Income from discontinued operations, net of minority interests	(2)	-	15,327,968
Net income considered in the computation of the diluted earnings per share	(3)	71,147,006	111,669,760
Weighted average common shares outstanding in the period	(4)	309,096,828	309,096,828
Basic earnings per share from continued operations	(1)/(4)	0.23	0.31
Basic earnings per share from discontinued operations	(2)/(4)	0.00	0.05
Basic earnings per share from total operations	(3)/(4)	0.23	0.36

As at 31 December 2006 there were no dilutive effects.

19. Cash and cash equivalents

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Cash	580,679	1,948,142
Deposits	29,890,937	30,413,221
Term deposits	8,356,395	9,007,853
Financial investments(i)	-	35,347,546
	38,828,011	76,716,762

(i) As at 31 December 2005, this caption includes an amount of Euro 35,000,000 related to cash applications with Portugal Telecom (Note 39).

20. Accounts receivable - trade

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Current accounts receivable - trade:		
Accounts receivable from customers (i)	94,759,426	75,789,017
Doubtful accounts receivable	63,614,275	47,222,368
Related parties (Note 39)	4,218,903	4,265,838
Unbilled revenues	2,371,101	7,478,659
Other (ii)	3,124,115	3,034,027
	168,087,821	137,789,909
Adjustments for doubtfull accounts receivable - trade	(62,631,356)	(48,257,063)
	105,456,464	89,532,846

(i) In 2006, the increase in accounts receivable is primarily related to the change in the date for payment of the monthly invoice of TV Cabo in order to improve the process of collections, which delayed the receipt of Euro 16 million to January of 2007.

(ii) This amount includes about Euro 3 million related to 50% of the accounts receivable of Sport TV that were not eliminated in the proportional consolidation of that entity.

21. Accounts receivable - other

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Advances to suppliers (i)	42,586,374	33,325,047
Unbilled revenues	2,160,296	1,026,722
Related parties (Note 39)	2,076,310	2,711,697
Other (ii)	9,689,367	9,918,975
	56,512,346	46,982,441
Adjustments for other accounts receivable (Note 32)	(444,432)	(144,236)
	56,067,915	46,838,205

(iii) Advances to suppliers relates primarily to advances for the acquisition of copies of films by Lusomundo Audiovisuais, including minimum guarantees.

(iv) This amount includes approximately Euro 62 thousand relating to 50% of accounts receivable of Sport TV that were not eliminated in the proportional consolidation of that entity.

As of 31 December 2006 and 2005, non-current accounts receivable related entirely to advances for film exhibition rights.

22. Inventories

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Pay TV and Cable Internet business	**19,286,190**	**21,063,743**
Set top boxes	8,037,616	12,161,970
Cable modems	9,415,111	6,538,693
Smart cards	1,371,341	2,201,003
Accessories	462,122	162,076
Audiovisual business	**2,342,951**	**3,897,651**
DVDs	2,342,951	3,897,651
Cinema business	**222,146**	**147,094**
Concession products	222,146	147,094
Other	612,120	712,385
	22,463,406	25,820,873
Adjustments for obsolete and slow moving inventories (Note 34)	(7,555,757)	(6,865,790)
	14,907,649	18,955,083

23. Taxes receivable and payable

As at 31 December 2006 and 2005, this caption consists of:

	2006		2005	
	Receivable	Payable	Receivable	Payable
Value added tax	7,086,154	8,417,706	5,444,488	3,584,042
Income taxes	4,243,361	3,694,636	4,307,857	3,692,543
Social security contributions	-	680,292	-	648,052
Personnel income tax withholdings	-	429,801	-	397,571
Taxes in foreign countries	-	452	-	2,150
Other	1,124,979	183,124	1,115,823	122,262
	12,454,494	13,406,011	10,868,168	8,446,620

As at 31 December 2006, the net balance of the caption "Income taxes" is composed as follows:

Taxes receivable	4,243,361
Taxes payable	(3,694,636)
	548,725
Current income taxes on the balance sheet (i)	(3,327,266)
Payments on account (ii)	3,323,355
Witholding income taxes	258,681
Income taxes to reclaim from 2004	293,955
	548,725

(i)The current income tax expense was recorded in the following captions:

Tax loss carryforwards used in the year (Note 14)	13,089,484
Income taxes (Note 14)	(16,364,785)
Other	(51,965)
	(3,327,266)

(ii) This caption includes the amount of Euro 2,230,329 related to payments on account paid by Cabo TV Madeirense and Cabo TV Açoreana.

24. Prepaid expenses

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Sport exhibition rights	21,731,063	18,145,515
Distribution rights of audiovisual content	2,781,535	2,635,871
Programming costs	1,916,680	3,817,498
Specialized work	1,762,509	1,128,090
Rentals	1,123,108	1,363,970
Other	338,120	935,016
	29,653,015	28,025,960

25. Other current and non-current assets

As at 31 December 2006 and 2005, these captions primarily include accounts receivable from QTE transactions, as described in Note 3.j).(ix), as follows and one eligible as follows:

	2006	2005
Short-term	2,126,631	2,055,544
2008 and following years	17,007,585	19,134,216
	19,134,216	21,189,760

26. Investments in group companies

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Investments in group companies	5,222,502	6,461,749
Goodwill, net of impairment losses	586,146	768,114
Loans granted to associated companies	12,500,000	17,500,000
	18,308,648	24,729,863

As at 31 December 2006 and 2005, the caption "Investments in group companies" consists of:

	2006	2005
Lisboa TV	3,534,313	3,865,964
Distodo	865,757	757,826
Empresa de Recreios Artisticos	575,936	567,539
Octal	151,269	1,195,419
Other companies	95,227	75,001
	5,222,502	6,461,749

As at 31 December 2006 and 2005, the caption "Goodwill, net of impairment losses" consists of:

	2006	2005
Distodo	586,146	586,146
Other companies	-	181,968
	586,146	768,114

As of 31 December 2006 and 2005, the loans granted to associated companies relate entirely to Sport TV. In connection with the agreement entered into with the other shareholder of Sport TV, PT Multimedia granted additional loans to Sport TV that were not matched by the other shareholder. These loans are being transferred to the other shareholder in accordance with an established plan. As of 31 December 2006, the additional loans subject to reimbursement totalled Euro 12.5 million, such that in the proportional consolidation of Sport TV, 50% of this amount we eliminated.

27. Other investments

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Cypress/Spyglass (Note 42) (i)	3,016,754	3,016,754
Other companies	91,043	91,043
	3,107,797	3,107,797
Adjustments to other investments (Note 34)	(3,076,930)	(3,076,930)
	30,867	30,867

(i) The company has recorded a provision for the entire amount of these investments.

28. Intangible assets

During 2006 and 2005, the movements in intangible assets were as follows:

	Balance as at 31 December 2005	Increases	Foreign currency translation adjustments	Transfers, write-offs and others	Balance as at 31 December 2006
Cost:					
Industrial properties and other rights	244,908,285	32,059,827	(76)	637,704	277,605,740
Goodwill	77,146,412	1,267,554	-	(545,906)	77,868,060
In-progress intangible assets	150,675	391,876	-	(265,357)	277,194
Advances on account	1,500,000	-	-	(1,500,000)	-
	323,705,372	33,719,257	(76)	(1,673,559)	355,750,994
Accumulated depreciation:					
Industrial property and other rights	29,302,398	42,864,435	(76)	(31,360)	72,135,397
	294,402,974	(9,145,178)	-	(1,642,199)	283,615,597

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers, write-offs and others	Balance as at 31 December 2005
Cost:						
Industrial properties and other rights	146,811,098	(4,042,063)	102,136,040	(44)	3,254	244,908,285
Goodwill	188,276,063	(109,729,440)	-	-	(1,400,211)	77,146,412
In-progress intangibles assets	560,295	-	215,828	-	(625,448)	150,675
Advances on account	-	-	1,500,000	-	-	1,500,000
Other intangible assets	133,728	(133,728)	-	-	-	-
	335,781,184	(113,905,231)	103,851,868	(44)	(2,022,405)	323,705,372
Accumulated depreciation:						
Industrial property and other rights	16,649,920	(3,013,893)	13,587,043	(44)	2,079,372	29,302,398
	319,131,264	(110,891,338)	90,264,825	-	(4,101,777)	294,402,974

The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of Lusomundo Media, which was sold in 2005 (Note15).

As at 31 December 2006, the caption "Industrial property and other rights" primarily includes the following items:

(a) Euro 131,823,915 related to rental contracts for satellite capacity signed by TV Cabo, which expire in 2016 and were recorded as capital leases.
(b) Euro 46,836,144 related to a contract entered into at the end of 2005 between TV Cabo Portugal and PT Comunicações for the exclusive right to use network capacity for the distribution of cable television signals for the period of 2006-2008.
(c) Euro 15,212,077 related to the allocation of the purchase price of an additional interest in Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV relating to the matches of the Portuguese football league for the seasons from 2004 to 2008.
(d) Euro 5,691,119 related to software licenses.

As at 31 December 2006 and 2005, the goodwill related to subsidiaries was as follows:

	2006	2005
Lusomundo Audiovisual	52,164,339	52,164,339
Lusomundo Cinemas	24,436,167	24,436,167
Other (i)	1,267,554	545,906
	77,868,060	77,146,412

(i) As at 31 December 2006, this goodwill was generated in the acquisition of an additional stake of 2.74% in Cabo TV Madeirense.

For impairment analysis purposes, goodwill was allocated to cash generating units, which correspond to businesses operated by PT Multimedia. The Board of Directors, based on estimated cash flows for those businesses, discounted using the applicable discount rates, has concluded that as at 31 December 2006 and 2005, the book value of financial investments, including goodwill, does not exceed its recoverable amount.

During the years 2006 and 2005, no events occurred that indicated impairment losses on intangible assets.

29. Tangible Assets

During 2006 and 2005, the movements in tangible assets were as follows:

	Balance as at 31 December 2005	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2006
Cost:					
Land	1,064,243	1,471,817	-	-	2,536,060
Buildings and other constructions	30,969,513	10,330,395	(106,720)	496,293	41,689,480
Basic equipment	549,308,350	68,698,809	(20,787)	(25,920,446)	592,065,927
Transportation equipment	6,898,740	1,357,834	(2,772)	(1,534,029)	6,719,774
Tools and dies	231,360	11,256	(727)	(1,820)	240,069
Administrative equipment	47,725,519	8,347,732	(11,542)	4,437,698	60,499,407
Other tangible assets	14,363,601	2,785,365	(2,153)	175,789	17,322,602
In-progress tangible assets	5,873,548	7,890,597	(2,305)	(6,204,005)	7,557,835
Advances to suppliers of assets	1,185,332	(559,977)	-	38,527	663,882
	657,620,206	100,333,829	(147,006)	(28,511,992)	729,295,036
Accumulated depreciation:					
Buildings and other construction	12,549,283	1,835,735	(14,651)	83,773	14,454,140
Basic equipment	338,274,442	46,669,441	(11,793)	(24,594,821)	360,337,269
Transportation equipment	4,006,880	1,263,232	(1,632)	(1,255,277)	4,013,203
Tools and dies	186,124	15,834	(727)	(1,691)	199,540
Administrative equipment	29,834,248	8,853,100	(6,433)	(363,085)	38,317,829
Other tangible assets	12,994,190	1,000,376	(1,902)	698,027	14,690,691
	397,845,167	59,637,717	(37,139)	(25,433,074)	432,012,671
	259,775,039	40,696,112	(109,868)	(3,078,918)	297,282,365

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2005
Cost:						
Land	20,305,588	(19,241,345)	-	-	-	1,064,243
Buildings and other constructions	99,379,784	(69,989,943)	1,579,444	(61,098)	61,326	30,969,513
Basic equipment	546,680,037	(52,792,891)	55,385,873	(11,947)	47,278	549,308,350
Transportation equipment	8,049,835	(2,518,402)	2,075,614	(1,587)	(706,720)	6,898,740
Tools and dies	489,332	(270,522)	20,350	(416)	(7,384)	231,360
Administrative equipment	38,521,960	(5,588,139)	14,555,839	(6,608)	242,467	47,725,519
Other tangible assets	18,345,252	(5,758,213)	2,029,454	(795)	(252,097)	14,363,601
In-progress tangible assets	1,460,714	(145,649)	4,854,820	(206)	(296,131)	5,873,548
Advances to suppliers of assets	26,088	(26,088)	1,185,332	-	-	1,185,332
	733,258,590	(156,331,192)	81,686,726	(82,657)	(911,261)	657,620,206
Accumulated depreciation:						
Land	11,825	(11,825)	-	-	-	-
Buildings and other construction	67,927,649	(56,873,523)	1,511,555	(6,733)	(9,665)	12,549,283
Basic equipment	340,608,229	(37,920,056)	36,090,198	(5,301)	(498,628)	338,274,442
Transportation equipment	4,960,974	(1,559,643)	1,195,575	(514)	(589,512)	4,006,880
Tools and dies	361,857	(185,316)	17,170	(416)	(7,171)	186,124
Administrative equipment	27,566,555	(4,645,020)	6,784,985	(2,336)	130,064	29,834,248
Other tangible assets	14,107,034	(1,545,852)	2,733,085	(767)	(2,299,310)	12,994,190
	455,544,123	(102,741,235)	48,332,568	(16,067)	(3,274,222)	397,845,167
	277,714,467	(53,589,957)	33,354,158	(66,590)	2,362,961	259,775,039

The changes in the consolidation perimeter in 2005 are mainly due to the tangible assets of Lusomundo Media, which was disposed of in 2005 (Note 15).

The following situations regarding tangible assets should be mentioned:

(a) Euro 210 million of basic equipment relating to customer networks and cable television distribution networks are installed on the property of third parties or in the public domain,

(b) In previous years, TV Cabo entered into QTE lease contracts, which consisted of the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to TV Cabo at an amount equivalent to the initial sales price. TV Cabo maintained the legal ownership of this equipment, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's consolidated balance sheet.

30. Loans

As at 31 December 2006 and 2005, this caption consists of:

	2006		2005	
	Short-term	Long-term	Short-term	Long-term
Bank loans:				
Loans (i)	14,000,000	17,500,000	4,118,411	34,592,053
Equity swaps over ownshares(Note 36.3)	9,001,900	-	8,520,000	-
Other loans:				
Internal loans (ii)	34,629,380	-	-	-
Leases	1,174,417	1,861,921	1,225,476	1,935,483
Rental contracts for telecoms capacity (iii)	32,850,061	154,602,165	30,365,829	166,555,115
	91,655,758	173,964,086	44,229,716	203,082,651

(i) As of 31 December 2006, this amount relates to a loan obtained by Sport TV in the amount of Euro 31,500,000, which accrues interest at a 3-month Euribor rate plus a spread of 0.875% and matures in 2009.

(ii) As of 31 December 2006, this line item includes a short-term loan granted by Portugal Telecom to PT Multimedia in the amount of Euro 34,144,380 (Note 39).

(iii) This line item relates to contracts for the acquisition of capacity entered into by TV Cabo (Note 28), with an amount of Euro 140,041,344 as of 31 December 2006 relating to contracts for the acquisition of exclusive capacity from satellites and an amount of Euro 47,410,882 (Note 39) relating to contracts for the acquisition of rights to use capacity on the distribution network for cable television signals.

31. Accounts payable

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Accounts payable - trade - current:		
Suppliers and other	89,147,075	89,838,389
Related parties (Note 39)	58,742,694	60,118,319
Advances from customers	2,118,332	1,561,601
Other (i)	8,786,037	8,999,835
	158,794,138	160,518,144
Accounts payable - other - current:		
Fixed asset suppliers and other	23,192,240	13,803,150
Related parties (Note 39)	5,855,967	14,076,547
	29,048,207	27,879,697

(i) This amount is related to 50% of accounts receivable of Sport TV net eliminated in the process of proportional consolidation.

32. Accrued expenses

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Programming costs	12,451,170	15,731,195
Exhibition rights	11,832,486	11,279,759
Support services - Outsourcing	8,430,849	4,461,006
Vacation pay and bonuses	7,195,168	6,136,916
Advertising	2,803,027	987,698
Interest to be paid	2,370,321	406,466
Supplies and external services	1,555,289	1,592,405
Other accrued expenses	4,361,665	3,199,330
	50,999,975	43,794,775

33. Deferred income

As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Advance billing	1,488,451	6,680,932
Other	131,781	857,894
	1,620,232	7,538,826

34. Provisions and adjustments

During 2006, the movements in this caption were as follows:

	Balance as at 31 December 2005	Increases	Decreases	Other movements	Balance as at 31 December 2006
Adjustments					
Accounts receivable (Notes 20 and 21)	48,401,299	15,685,452	(935,831)	(75,132)	63,075,788
Inventories (Note 22)	6,865,790	1,368,222	(1,874,213)	1,195,958	7,555,757
Investments (Note 27)	3,076,930	-	-	-	3,076,930
	58,344,019	17,053,674	(2,810,044)	1,120,826	73,708,475
Provisions					
Taxes (Note 14)	1,101,581	-	(158,326)	-	943,255
Legal actions	-	137,000	-	-	137,000
Other (i)	44,277,254	634,217	(12,984,433)	(20,602,820)	11,324,218
	45,378,835	771,217	(13,142,759)	(20,602,820)	12,404,473
	103,722,854	17,824,891	(15,952,803)	(19,481,994)	86,112,948

(i) In 2006, other movements includes primarily (1) use of the provision for the digitalization of the TV Cabo network in the amount of 10,295,804, and (2) the reversal of the remaining provision related to the disposal of the Lusomundo Media in the amount of Euro 9,802,805.

During 2005, the movements in this caption were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Decreases	Other movements	Balance as at 31 December 2005
Adjustments						
Accounts receivable (Notes 20 and 21)	46,412,828	(9,586,814)	17,576,826	(6,434,870)	433,329	48,401,299
Inventories (Note 22)	16,492,349	(11,736,143)	2,642,180	(532,595)	(1)	6,865,790
Investments (Note 27)	3,076,933	-	-	-	(3)	3,076,930
	65,982,111	(21,322,957)	20,219,006	(6,967,465)	433,324	58,344,019
Provisions						
Taxes (Note 14)	4,050,743	(3,343,758)	105,427	-	289,169	1,101,581
Legal actions	1,412,579	(908,579)	-	(504,000)	-	-
Other	57,045,684	(6,819,640)	17,820,000	(9,640,637)	(14,128,152)	44,277,254
	62,509,006	(11,071,977)	17,925,427	(10,144,637)	(13,838,984)	45,378,835
	128,491,117	(32,394,934)	38,144,433	(17,112,102)	(13,405,659)	103,722,854

As at 31 December 2006 and 2005, the caption "Provisions-Other", consists of:

	2006	2005
Contingencies - other	5,480,510	10,804,780
Asset retirement obligation (Note 3.e))	3,205,176	3,088,385
Digitalization of TV Cabo Portugal distribution network (i)	-	10,295,804
Disposal of Lusomundo Serviços (ii)	-	17,820,000
Other	2,638,532	2,268,285
	11,324,218	44,277,254

(i) This provision for the digitalization of the TV Cabo network was recorded in previous years to cover costs related to a plan approved by PT Multimedia to replace the analogue premium service of TV Cabo with a digital offer. This provision was fully used by 31 December 2006.

(ii) Following the disposal of the Lusomundo Media business in August 2005, the Company recorded a provision of Euro 17,820,000 to cover certain guarantees provided to the buyer pursuant the sale and purchase agreement. During 2006, the Company concluded its negotiations with the buyer for an amount of Euro 9,802,805 to be paid under the terms of the sale agreement. Accordingly, the remaining amount of Euro 8,017,195 was reversed (Note 12).

The increases in provisions and adjustments in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005
Provisions and adjustments	16,018,798	17,682,253
Costs of products sold	1,368,222	2,642,180
Other (i)	437,871	17,820,000
	17,824,891	38,144,433

(i) In 2005, this caption includes the recognition of Euro 17,820,000 to cover certain garantees provided to the buyer in the sale and purchase agreement. This cost was deducted from the capital gain generated by the disposal of Lusomundo Media (Note 15) to reflect future obligation assumed under the sale contract.

The decreases in these captions in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005
Provisions and adjustments	2,462,734	7,779,507
Costs of products sold	1,874,213	532,595
Other costs, net (Note 12)	8,017,195	-
Other	3,598,661	8,800,000
	15,952,803	17,112,102

In 2006 and 2005, the profit and loss caption "Provisions and adjustments" consists of:

	2006	2005
Increases in provisions and adjustments for doubtful receivables and other	16,018,798	17,682,253
Decreases in provisions and adjustments for doubtful receivables and other	(2,462,734)	(7,779,507)
Direct write-off of accounts receivable	2,584	447
Collections from accounts receivable which were previously written-off	(1,330)	(1,085)
	13,557,318	9,902,107

35. Other current and non-current liabilities

As at 31 December 2005 and 2004, these captions refer to the amounts outstanding under QTE transactions, as described in Note 3.j).(ix).

36. Shareholders' equity

36.1 Share Capital

The Annual General Meeting of 19 April 2006 approved a share capital increase of Euro 173,094,224 and a subsequent share capital reduction of Euro 219,458,748. The share capital increase was effective on 12 May 2006 through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares. The share capital reduction was effective 13 September 2006 through the transfer of that amount to "Accumulated earnings". Following these transactions, PT Multimedia's fully subscribed and paid-up share capital as at 31 December 2006, amounted to Euro 30,096,683 and is represented by 309,096,828 shares with a nominal value of ten cents each with the following distribution:

- 308,994,828 ordinary shares; and
- 102,000 Classs A shares.

All the Class A shares are held by Portugal Telecom. In accordance with Portugal Telecom's Articles of Association, the Class A shares have special voting rights that allow the holders, by majority vote of that class of shares, to veto certain actions of the shareholders of PT Multimédia, namely the following:

- Election of one third of the Directors, including the Chairman of the Board of Directors;
- Election of the officials of the General Meeting of Shareholders and of the sole auditor;

- Determining the application of the results of the period; and
- Amending the bylaws, including the provisions relating to share capital increases.

36.2. Capital issued premium

This caption resulted from premiums generated in capital increases made by PT Multimedia. According to Portuguese law applicable to companies listed on stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários ("CMVM", the Portuguese securities and stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). This amount cannot be used to pay dividends or to acquire treasury shares. The total capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 19 April 2006.

36.3. Treasury shares

As of 31 December 2006, PT Multimedia had contracted equity swaps on 925,000 of its own shares with a value of Euro 9,001,900 (Note 30), which allow PT Multimedia to choose between cash settlement and physical settlement, the latter permitting PT Multimedia to acquire the shares in question. In accordance with IFRS (IAS 32), these instruments should be recognized as the effective acquisition of own shares, and a financial liability should be recorded in an amount equal to the notional amount of the contract.

36.4. Reserves

Reserve Legal

Portuguese law and PT Multimédia's bylaws provide that at least 5% of each year's profits must be allocated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders, except in the case of the liquidation of the company, but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of legal reserve amounting to Euro 12,631,736 was used in the share capital increase effective on 12 May 2006, as approved at the Annual General Meeting of 19 April 2006.

Other reserves

During 2006 the movements occurred in "Other reserves" were as follows:

	Free Reserves	Other Reserves	Reserves for cancelled treasury shares	Total
Balance as at 31 December 2005	808,847	-	1,174,257	1,983,104
Share capital increase	-	-	(1,174,257)	(1,174,257)
Share capital reduction	219,458,748	-	-	219,458,748
Earnings of subsidiaries (i)	-	25,819,670	-	25,819,670
Other movements	456,412	-	-	456,412
Balance as at 31 December 2006	220,724,007	25,819,670	-	246,543,677

(i) This caption includes basically earnings from Cabo TV Madeirense and Cabo TV Açoreana.

37. Guarantees and Financial Commitments

As at 31 December 2006 and 2005, the Company has presented guarantees and comfort letters to third parties, as follows:

	2006	2005
Bank guarantees given to other entities		
Suppliers (a)	6,744,914	5,706,088
Tax authorities (b)	1,854,571	1,790,128
Other	2,456,258	599,273
	11,055,743	8,095,489
Comfort letters given to other entities:		
Sport TV (c)	35,000,000	40,271,952
Other	666,666	666,666
	35,666,666	40,938,618

(a) As at 31 December 2006, this amount refers mainly to Euro 5,044,823 related to bank guarantees granted to lessors of movie theatres located in shopping centers and Euro 1,355,131 in guarantees granted to international satellite operators.

(b) As at 31 December 2006, this amount relates to guarantees granted to tax authorities arising from tax proceedings contested by the Company and its subsidiaries.

(c) On December 31, 2006, this amount represented the total coverage of the sureties and comfort letters provided to Sport TV by the shareholders for the guarantee of loans obtained by the company, since the responsibility of the shareholders is joint for the total amount of the loans. This amount includes a joint guarantee with Sportinvest (the other shareholder of Sport TV in conjunction with PT Conteúdos) up to a sum of 70 million as a guarantee of financing granted by a financial institution to that company, obtained for the acquisition of rights for broadcasting Superliga de Futebol (Portuguese Football Superleague) games during the time periods of 2004—2005 to 2007—2008.

As at 31 December 2006, in addition to the financial obligations recorded on the balance sheet, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment for TV Cabo Portugal and content amounting to approximately Euro 38.5 million and Euro 43 million, respectively.

38. Statements of cash flows

The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. The following matters are described as follows:

38.1. Cash receipts resulting from financial investments

The caption "Cash receipts resulting from financial investments" includes the following:

	2006	2005
Loans granted:		
PT SGPS	-	77,000,000
Lusomundo Media	-	28,681,140
Mundifun	-	13,686
Empresa de recreios Artísticos, Lda	485,000	-
	485,000	105,694,826
Disposal of financial investments		
Lusomundo Media	-	143,782,067
Outros	-	3,200,811
	-	146,982,878
Addition paid in capital granted:		
Sport TV	3,975,469	-
	4,460,469	252,677,704

38.2. Cash receipts from dividends

The caption "Cash receipts resulting from dividends" includes the following:

	2006	2005
Lisboa TV	1,641,167	906,861
Distodo	201,895	125,222
	1,843,062	1,032,083

38.3. Payments resulting from financial investments

The caption "Payments resulting from financial investments" includes the following:

	2006	2005
Payments resulting from financial investments:		
Distodo	-	1,200,000
Cabo TV Madeirense	1,862,172	-
	1,862,172	1,200,000
Payments resulting from loans granted:		
PT SGPS	-	45,000,000
Lusomundo Serviços	-	11,890,768
Mundifun	-	216,000
	-	57,106,768
	1,862,172	58,306,768

38.4. Receipts from loans obtained

The caption "Receipts resulting from loans obtained" includes the following:

	2006	2005
PT SGPS	34,144,380	134,951,029
Other	870,136	3,710,879
	35,014,516	138,661,908

38.5. Payments resulting from loans repaid

The caption "Payments resulting from loans repaid" includes the following:

	2006	2005
PT SGPS	-	202,208,290
Other	8,459,559	7,921,407
	8,459,559	210,129,697

38.6. Detail of cash and cash equivalents

As at 31 December 2006 and 2005, the detail of cash and cash equivalents was as follows:

	2006	2005
Detail os cash and cash equivalents:		
Cash	580,679	1,948,142
Bank deposits	38,247,332	39,421,074
Cash equivalents	-	35,347,546
cash and cash equivalents:	38,828,011	76,716,762

39. Related Parties

Balances and transactions between PT Multimédia and other companies in the PT Multimédia Group were eliminated in the consolidation process and are not disclosed in this note. Balances and transactions between Group and related companies were as follows:

	Sales and services rendered		Expenses and services obtained		Interests income		Interests expenses	
Transactions	2006	2005	2006	2005	2006	2005	2006	2005
PT Comunicações	1,215,719	1,074,069	21,271,516	108,316,422	-	-	1,188,606	-
Portugal Telecom	13,029	347,580	890,833	1,077,737	460,550	367,582	472,957	1,921,687
PT Contact	374,706	93,482	15,023,177	9,987,284	-	-	-	-
PT Pro	15,294	11,592	11,005,570	5,290,843	-	-	-	-
Octal TV	342,089	-	2,996,823	430,828	-	-	-	-
Lisboa TV	-	-	18,143,691	12,940,436	-	-	-	-
PT SI	21,903	-	10,310,566	5,806,994	-	-	-	-
Other companies	1,063,028	369,714	5,944,828	3,409,542	-	-	11,380	25,704
	3,045,768	1,896,437	85,587,002	147,260,086	460,550	367,582	1,672,943	1,947,391

	Accounts receivable		Accounts payable		Loans obtained		Loans granted	
Balance	31.12.2006	31.12.2005	31.12.2006	31.12.2006	31.12.2006	31.12.2005	31.12.2006	31.12.2005
PT Comunicações	2,187,937	1,797,965	21,524,228	26,526,679	47,410,882	65,660,531	-	-
PT Pro	456,355	1,277,286	8,748,831	6,760,090	-	-	-	-
Portugal Telecom	245,644	1,043,072	1,821,567	5,654,652	34,144,380	-	-	35,000,000
PT SI	471,886	418,048	5,922,942	8,418,952	-	-	-	-
PT Contact	189,468	121,663	4,954,999	4,010,101	-	-	-	-
Lisboa TV	2,472	2,472	6,045,831	3,667,813	-	-	-	-
Octal TV	421,562	-	7,466,314	9,229,737	-	-	-	-
Other companies	2,319,889	2,317,029	8,113,951	9,926,842	-	-	-	-
	6,295,213	6,977,535	64,598,662	74,194,866	81,555,262	65,660,531	-	35,000,000

TV Cabo Portugal and PT Comunicações entered into contracts for the exclusive right to use network capacity for the distribution of cable and Ethernet television signals for the period of 2006-2008, for the total amount of approximately Euro 70 million.

The terms and conditions in agreements entered into between PT Multimédia and related parties are substantially the same as those that would be reflected in agreements between independent entities in similar transactions.

In 2006 and 2005, the remuneration of members of the corporate bodies of PT Mutlimédia was as follows:

	2006		2005	
	Fixed	Variable	Fixed	Variable
Executive Committee (a)	799,512	310,000	727,813	440,000
Non-executive board members (b)	98,028	-	64,226	-
Supervisory Board	35,000	-	31,000	-
General Meeting of Shareholdres	3,772	-	2,625	-
	936,312	310,000	825,664	440,000

(a) Variable remunerations ere related to performance bonuses which were granted to the executive board members in 2006 and 2005, relating to their performance in 2005 and 2004, respectively.

(b) In 2006, this amount includes Euro 35,331 of retroactive adjustments.

The amounts listed in this note do not include remuneration relative to executive administrators of PT Multimédia who perform administrative functions in other companies in the Group and are remunerated by such companies.

In 2006 and 2005, fixed remuneration of key employees of the PT Multimedia management amounted to Euro 721,816 and Euro 1,404,022, respectively, and variable remuneration amounted to Euro 433,500 and Euro 715,816, respectively.

Sport TV was consolidated using the proportional method for purposes of presentation of the financial statements. The detail of assets and liabilities, as well as revenues and net income of Sport TV that was proportionally consolidated (50%) as at 31 December 2006 and 2005 was as follows:

	2006	2005
Current assets	48,931,781	46,396,318
Tangible assets	6,681,233	1,879,868
Deferred taxes	2,611,331	-
Other non-current assets	9,770,075	14,844,641
Total assets	67,994,420	63,120,827
Current liabilities	41,978,242	24,913,021
Long-term debt	17,500,000	34,592,053
Other non-current liabilities	56,453	33,628
Total liabilities	59,534,695	59,538,702

40. Litigation

40.1 Legal action TMDP

Article 106 of Law #5/2004, February 10 (Electronic Communications Law) created, under Article 13 of the Authorization Directive (Directive 2002/20/CE, March 7), the Taxa Municipal de Direitos de Passagem ("TMDP", or Municipal Fee for Right of Way) as counterpart to the "laws and taxes relative to the implantation, passage and crossing over by systems, equipment and any other resources of companies who offer electronic communications services to the public of fixed location in the public and private municipal domain". The basis for the TMDP assessment is "each invoice issued by the companies that offer networks and electronic communications services accessible to the public in a fixed location, for each of the final clients of the corresponding municipality", with the TMDP being assessed based on a maximum percentage of 0.25% of the value of these invoices. Some cities, in addition to the approval of the TMDP, have maintained charges called Occupation Taxes, with others opting for maintaining the latter taxes rather than approved the TMDP. PT Multimédia, based on legal opinions on this issue, believes that TMDP is the only tax that can be charged as compensation for the rights referred to above, namely the right to installation. Therefore, it believes that Occupation Taxes relating to a public thoroughfare charged by cities are illegal. It should be pointed out that there was already an appeal decision involving a city that subscribed to PT Multimédia's understanding, finding that it is not possible to overlap TMDP and Occupation Taxes of public thoroughfares.

40.2. Regulatory proceedings

PT Multimedia and TV Cabo were also accused, in September 2005, of allegedly abusive practices under Article 4 of Law 18/2003 (Portuguese Competition Law), following the execution, in March 2000, of a "Partnership Agreement" among PT Multimédia, TV Cabo and SIC-Sociedade Independente de Comunicação, SA (SIC) in connection with the acquisition, submitted to prior notification, by SIC of Lisboa TV - Informação e Multimedia, SA. In response to this accusation, PT Multimédia and TV Cabo contested the Competition Authority allegations. However, in the beginning of August 2006, the Competition Authority issued a decision imposing on PT Multimédia a fine of Euro 2,5 million, following which PT Multimédia and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006. The appeal suspends the decision of the Competition Authority. Although the possibility of the application of penalties cannot be excluded in those cases and in other cases, PT Multimédia believes that, based on the information provided by its counsel, these claims should not have a material impact on its consolidated financial statements as at 31 December 2006.

41. Subsequent events

On 1 February 2007, Lusomundo Audiovisuais entered into contracts with Palm Investment Partners and Gary Barber Living Trust, headquartered in Los Angeles, California, relating to the sale of all of its interests in capital stock of Cypress Entertainment Group, Inc. and Spyglass Entertainment Group, LLC, for the amount of U.S.$746,194 (Euro 567,189). The settlement of this amount occurred in March 2007. There had been a provision for the full amount of these amounts (Note 16), and the sale therefore generated a gain of Euro 567 thousand.

Exhibit I

I.1. Subsidiary Companies

I.2. Associated Companies

I.3. Companies recorded at cost

EXHIBIT I – Details of Subsidiary, Associated and Equity method Companies

1.1. Subsidiary Companies Included in the Consolidation

Company	Head Office	Activity	Percentage of Ownership		
			Direct 31.12.2006	Effective 31.12.2006	Effective 31.12.2005
Parent Company					
PT Multimedia (parent company)	Lisbon	Management of investments in the multimedia business			
Pay TV and Internet					
PT Televisão por Cabo, SGPS, SA ("PT TV Cabo")	Lisbon	Management of investment in television by cable market.	PT Multimedia (100%)	100.00%	100.00%
TV Cabo Portugal	Lisbon	Distribution of television by cable and satellite, conception, realisation, productionand broadcasting of television and programs, operation of	PT Televisão Por Cabo (100%)	100.00%	100.00%
PT Conteúdos - Actividades de Televisão e Produção de Conteúdos, SA ("PT Conteúdos")	Lisbon	Production and sale of television programs and advertising management.	PT Televisão Por Cabo (100%)	100.00%	100.00%
Cabo TV Açoreana, S.A. ("Cabo TV Açoreana")	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	83.82%	83.82%
Cabo TV Madeirense, S.A. ("Cabo TV Madeirense")	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (71.74%)	71.74%	69.00%
Audiovisuals and others					
Lusomundo Audiovisuais	Lisbon	Import, distribution, commercialization and production of audiovisual products	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Cinemas	Lisbon	Cinematic exhibition.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Moçambique, Lda. ("Lusomundo Moçambique")	Maputo	Cinematic exhibition.	Lusomundo Cinemas (100%)	100.00%	100.00%
Lusomundo España, SL ("Lusomundo España")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	100.00%	100.00%
Grafilme - Sociedade Impressora de Legendas, Lda. ("Grafilme")	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	55.56%	55.56%
Other business segments					
Lusomundo Editores, Lda. ("Lusomundo Editores")	Lisbon	Movies distribution.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo - Sociedade de investimentos imobiliários SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT Multimedia(99.87%)	99.87%	99.87%
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	99.87%	99.87%
Lusomundo Imobiliária 2, S.A.("Lusomundo Imobiliária 2")	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	99.68%	99.68%

I.2. Associated Companies

Company	Head Office	Activity	Percentage of Ownership Direct 31.12.2006	Effective 31.12.2006	Effective 31.12.2005
Empresa de Recreios Artísticos, Lda. ("Empresa de Recreios Artísticos") (a)	Lisbon	Cinematic exhibition	PT Multimédia (4.03%) Lusomundo SII (87.90%)	91.82%	91.82%
Distodo - Distribuição e Logística, Lda. ("Distodo")	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50.00%)	50.00%	50.00%
Canal 20 TV, S.A.	Madrid	Distribution of televised products	PT Multimédia (50.00%)	50.00%	50.00%
Lisboa TV – Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40.00%)	40.00%	40.00%
Octal TV, S.A. ("Octal TV")	Lisbon	evelopment, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimédia (20%)	20.00%	20.00%
SGPICE – Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("Prime Link")	Lisbon	Developing activities providing global products and services for internet support.	PT Multimédia (11.11%)	11.11%	11.11%

(a) This company was excluded from full consolidation with the intention of PT Multimédia proceeding with its liquidation, as it is not active. Nonetheless, the financial participation was recorded using the equity method. If the company had been fully consolidated, its impact on consolidated financial statements would not have been significant.

I.3. Companies recorded at cost

Company	Head Office	Activity	Percentage of Ownership Direct 31.12.2006	Effective 31.12.2006	Effective 31.12.2006
PT Multimédia - Serviços de Apoio à Gestão, S.A. (b)	Lisbon	rovision of support services to companies or groups of companies	PT Multimédia (100%)	100.00%	100.00%
Empresa Cine Mourense, Lda. (a)	Moura	Cinematic exhibition	PT Multimédia(99.46%)	99.46%	99.46%
Secofil - Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda. (a)	Lisbon	Distribution, exhibition, import and management of cinematography products and organization and management of spectacles	PT Multimédia (45.00%)	45.00%	45.00%
Turismo de Samba (Tusal), SARL (a)	Luanda	n/d	PT Multimédia (30.00%)	30.00%	30.00%
Filmes Mundáfrica, SARL (a)	Luanda	Cinematic exhibition	PT Multimédia (23.91%)	23.91%	23.91%
Geografica - Projectos Gráficos, Lda.	Porto	Graphic production	Empresa Recreios Artísticos (20.00%)	18.36%	18.36%
Companhia de Pesca e Comércio de Angola (Cosal), SARL (a)	Luanda	n/d	PT Multimédia (15.78%)	15.76%	15.76%
Cattanet – Telecomunicações e Telemática, S.A.	Lisbon	Telecommunication services	PT Multimédia (5.00%)	5.00%	5.00%
Apor - Agência para a Modernização do Porto	Porto	Development of modernizing projects in Oporto	PT Multimédia (3.30%)	2.04%	2.04%
Cypress Entertainment Group, Inc ("Cypress") (Nota 42) (a)	Delaware	Movie production	Lusomundo Audiovisuais (2.02%)	2.02%	2.02%
Spyglass Entertainment Group, LLC (Nota 42) (a)	Burbank	Movie production	Lusomundo Audiovisuais (2.00%)	2.00%	2.00%
Lusitânia Vida - Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT Multimédia (0.06%)	0.06%	0.06%
Lusitânia - Companhia de Seguros, S.A ("Lusitânia Vida")	Lisbon	Insurance services	PT Multimédia (0.04%)	0.04%	0.04%

(a) The investment in these companies are fully provisioned.

(b) Companies without activity.

Official Accountant

The Board of Directors

END